Exhibit 99.1

GERDAU S.A.

Condensed consolidated interim financial statements

as of September 30, 2020

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

(Unaudited)

	Note	September 30, 2020	December 31, 2019
CURRENT ASSETS
Cash and cash equivalents	4	4,171,128	2,641,652
Short-term investments	4	3,028,380	3,652,949
Trade accounts receivable - net	5	4,161,971	2,672,370
Inventories	6	8,886,566	7,659,737
Tax credits		442,731	504,302
Income and social contribution taxes recoverable		544,390	483,088
Fair value of derivatives	14	1,082	2,846
Other current assets		896,208	618,769
		22,132,456	18,235,713

NON-CURRENT ASSETS
Tax credits		573,075	465,549
Deferred income taxes		3,568,327	4,071,219
Related parties	16	137,162	95,445
Judicial deposits	15	1,821,995	1,991,715
Other non-current assets		565,772	464,169
Prepaid pension cost		27,662	45,381
Investments in associates and joint ventures	8	2,309,576	1,812,399
Goodwill	10	13,098,563	9,469,311
Leasing		804,897	777,314
Other Intangibles		692,258	673,262
Property, plant and equipment, net		17,694,452	15,901,493
		41,293,739	35,767,257
TOTAL ASSETS		63,426,195	54,002,970

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

(Unaudited)

	Note	September 30, 2020	December 31, 2019
CURRENT LIABILITIES
Trade accounts payable	11	4,552,715	3,762,768
Short-term debt	12	2,146,666	1,544,211
Debentures	13	26,573	18,015
Taxes payable		614,165	432,988
Income and social contribution taxes payable		305,695	205,092
Payroll and related liabilities		509,896	479,693
Dividends payable		-	50,968
Leasing payable		224,590	202,536
Employee benefits		41	495
Environmental liabilities		66,205	60,913
Fair value of derivatives	14	268	-
Other current liabilities		724,547	666,858
		9,171,361	7,424,537

NON-CURRENT LIABILITIES
Long-term debt	12	14,473,251	11,594,612
Debentures	13	2,894,473	2,893,029
Deferred income taxes		46,684	517,413
Provision for tax, civil and labor liabilities	15	925,145	809,299
Environmental liabilities		220,200	51,395
Employee benefits		1,993,136	1,469,949
Obligations with FIDC	17	1,063,887	1,018,501
Leasing payable		619,089	601,733
Other non-current liabilities		525,666	449,375
		22,761,531	19,405,306
EQUITY	18
Capital		19,249,181	19,249,181
Treasury stocks		(229,309)	(242,542)
Capital reserves		11,597	11,597
Retained earnings		6,958,493	5,644,706
Operations with non-controlling interests		(2,870,825)	(2,870,825)
Other reserves		8,151,458	5,163,584
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT		31,270,595	26,955,701

NON-CONTROLLING INTERESTS		222,708	217,426

EQUITY		31,493,303	27,173,127

TOTAL LIABILITIES AND EQUITY		63,426,195	54,002,970

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of Brazilian reais (R$)

(Unaudited)

		For the three-month period ended		For the nine-month period ended
	Note	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
NET SALES		12,222,108	9,930,829	30,194,482	30,110,543

Cost of sales	21	(10,525,273)	(8,945,657)	(26,924,121)	(26,583,803)

GROSS PROFIT		1,696,835	985,172	3,270,361	3,526,740

Selling expenses	21	(130,900)	(115,783)	(347,856)	(358,551)
General and administrative expenses	21	(239,308)	(248,810)	(699,178)	(719,311)
Other operating income	21	135,114	159,720	798,393	307,561
Other operating expenses	21	(150,122)	(80,803)	(398,547)	(109,466)
Impairment of financial assets	21	(3,372)	(7,717)	(72,131)	(15,695)
Equity in earnings of unconsolidated companies	8	71,495	9,685	77,895	(14,674)

INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES		1,379,742	701,464	2,628,937	2,616,604

Financial income	22	42,270	48,874	139,338	137,647
Financial expenses	22	(353,681)	(367,644)	(1,069,429)	(1,065,918)
Exchange variations, net	22	8,587	(234,450)	65,351	(292,854)
Gains (Losses) on financial instruments, net	22	(512)	(9,177)	208	(16,271)

INCOME BEFORE TAXES		1,076,406	139,067	1,764,405	1,379,208

Current	7	(205,172)	(61,339)	(364,247)	(292,412)
Deferred	7	(76,649)	211,577	(68,900)	27,886
Income and social contribution taxes		(281,821)	150,238	(433,147)	(264,526)

NET INCOME		794,585	289,305	1,331,258	1,114,682

ATTRIBUTABLE TO:
Owners of the parent		785,541	285,629	1,317,438	1,104,167
Non-controlling interests		9,044	3,676	13,820	10,515
		794,585	289,305	1,331,258	1,114,682

Basic earnings per share - preferred and common - (R$)	19	0.46	0.17	0.77	0.65

Diluted earnings per share - preferred and common - (R$)	19	0.46	0.17	0.77	0.65

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In thousands of Brazilian reais (R$)

(Unaudited)

	For the three-month period ended		For the nine-month period ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Net income for the period	794,585	289,305	1,331,258	1,114,682
Items that may be reclassified subsequently to profit or loss
Other comprehensive income from associates and joint ventures	89,172	64,244	396,114	57,568
Cumulative translation adjustment	673,115	1,224,051	6,077,715	1,102,341
Unrealized Losses on net investment hedge	(339,782)	(538,302)	(3,428,513)	(478,370)
Cash flowh hedges:
Unrealized Gains (Losses) on financial instruments, net of tax	4,464	(1,059)	(10,607)	517
	426,969	748,934	3,034,709	682,056

Total comprehensive income for the period, net of tax	1,221,554	1,038,239	4,365,967	1,796,738

Total comprehensive income attributable to:
Owners of the parent	1,209,641	1,024,137	4,299,253	1,773,337
Non-controlling interests	11,913	14,102	66,714	23,401
	1,221,554	1,038,239	4,365,967	1,796,738

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

in thousands of Brazilian reais (R$)

(Unaudited)

	Attributed to parent company's interest													Total parent company's interest	Non-controlling interests	Total Shareholder's Equity
				Retained earnings					Other Reserves
	Capital	Treasury stocks	Capital Reserve	Legal reserve	Tax Incentives Reserve	Investments and working capital reserve	Retained earnings	Operations with non-controlling interests	Gains and losses on net investment hedge	Gains and losses on financial instruments	Cumulative translation adjustment	Pension Plan	Stock Option
Balance as of January 1, 2019	19,249,181	(280,426)	11,597	743,421	628,582	3,434,086	-	(2,870,825)	(6,044,258)	(15,564)	11,035,964	(320,303)	159,149	25,730,604	207,967	25,938,571
2019 Changes in Equity
Net income	-	-	-	-	-	-	1,104,167	-	-	-	-	-	-	1,104,167	10,515	1,114,682
Other comprehensive income (loss) recognized in the period	-	-	-	-	-	-	-	-	(478,347)	517	1,147,000	-	-	669,170	12,886	682,056
Total comprehensive income (loss) recognized in the period	-	-	-	-	-	-	1,104,167	-	(478,347)	517	1,147,000	-	-	1,773,337	23,401	1,796,738
Long term incentive plan cost recognized in the period	-	-	-	-	-	-	-	-	-	-	-	-	(4,318)	(4,318)	884	(3,434)
Long term incentive plan exercised during the period	-	25,570	-	-	-	(5,093)	-	-	-	-	-	-	-	20,477	6	20,483
Effects of interest changes in subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(3,000)	(3,000)
Complementary dividends	-	-	-	-	-	(101)	-	-	-	-	-	-	-	(101)	-	(101)
Dividends/interest on equity	-	-	-	-	-	-	(237,620)	-	-	-	-	-	-	(237,620)	(13,317)	(250,937)
Balance as of September 30, 2019 (Note 18)	19,249,181	(254,856)	11,597	743,421	628,582	3,428,892	866,547	(2,870,825)	(6,522,605)	(15,047)	12,182,964	(320,303)	154,831	27,282,379	215,941	27,498,320

Balance as of January 1, 2020	19,249,181	(242,542)	11,597	799,297	714,798	4,130,611	-	(2,870,825)	(6,367,200)	(12,062)	11,762,809	(365,863)	145,900	26,955,701	217,426	27,173,127
2020 Changes in Equity
Net income	-	-	-	-	-	-	1,317,438	-	-	-	-	-	-	1,317,438	13,820	1,331,258
Other comprehensive income (loss) recognized in the period	-	-	-	-	-	-	-	-	(3,428,513)	(10,607)	6,420,935	-	-	2,981,815	52,894	3,034,709
Total comprehensive income (loss) recognized in the period	-	-	-	-	-	-	1,317,438	-	(3,428,513)	(10,607)	6,420,935	-	-	4,299,253	66,714	4,365,967
Long term incentive plan cost recognized in the period	-	-	-	-	-	-	-	-	-	-	-	-	6,059	6,059	4	6,063
Long term incentive plan exercised during the period	-	13,233	-	-	-	(3,638)	-	-	-	-	-	-	-	9,595	-	9,595
Effects of interest changes in subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	-	2,708	2,708
Complementary dividends	-	-	-	-	-	(13)	-	-	-	-	-	-	-	(13)	-	(13)
Dividends/interest on equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(64,144)	(64,144)
Balance as of September 30, 2020 (Note 18)	19,249,181	(229,309)	11,597	799,297	714,798	4,126,960	1,317,438	(2,870,825)	(9,795,713)	(22,669)	18,183,744	(365,863)	151,959	31,270,595	222,708	31,493,303

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of Brazilian reais (R$)

(Unaudited)

		For the nine-month period ended
	Note	September 30, 2020	September 30, 2019
Cash flows from operating activities
Net income for the period		1,331,258	1,114,682
Adjustments to reconcile net income for the period to net cash provided by operating activities:
Depreciation and amortization	21	1,815,264	1,534,623
Equity in earnings of unconsolidated companies	8	(77,895)	14,674
Exchange variation, net	22	(65,351)	292,854
(Gains) Losses on financial instruments, net	22	(208)	16,271
Post-employment benefits		151,673	119,050
Stock based compensation		31,310	34,426
Income tax	7	433,147	264,526
Gains on disposal of property, plant and equipment, net		(22,089)	(1,690)
Impairment of financial assets		72,131	15,695
Provision (reversal) of tax, civil, labor and environmental liabilities, net		230,519	(5,275)
Credit recovery, net		(457,185)	-
Interest income on short-term investments		(69,803)	(44,346)
Interest expense on debt and debentures	22	770,906	756,227
Interest on loans with related parties	16	(6,246)	(2,657)
(Reversal) Provision for net realizable value adjustment in inventory, net	6	(34,831)	52,103
		4,102,600	4,161,163
Changes in assets and liabilities
Increase in trade accounts receivable		(785,106)	(113,419)
Decrease in inventories		199,597	337,161
Decrease in trade accounts payable		(51,116)	(600,628)
Decrease in other receivables		398,106	172,532
Increase (Decrease) in other payables		133,642	(564,336)
Dividends from associates and joint ventures		19,614	38,952
Purchases of short-term investments		(2,286,306)	(1,170,608)
Proceeds from maturities and sales of short-term investments		3,000,531	509,198
Cash provided by operating activities		4,731,562	2,770,015

Interest paid on loans and financing		(678,495)	(683,099)
Interest paid on lease liabilities		(47,224)	(63,130)
Income and social contribution taxes paid		(192,666)	(220,929)
Net cash provided operating activities		3,813,177	1,802,857

Cash flows from investing activities
Purchases of property, plant and equipment	9	(1,101,868)	(1,260,640)
Proceeds from sales of property, plant and equipment, investments and other intangibles		54,612	20,307
Purchases of other intangibles		(83,065)	(64,441)
Advance for future investment in joint venture		-	(94,687)
Capital increase in joint ventures		(42,782)	-
Net cash used in by investing activities		(1,173,103)	(1,399,461)

Cash flows from financing activities
Dividends and interest on capital paid		(70,737)	(416,219)
Proceeds from loans and financing		1,943,975	3,472,819
Repayment of loans and financing		(3,265,210)	(3,870,873)
Leasing payment		(183,372)	(101,313)
Intercompany loans, net		(35,471)	(116,555)
Net cash used in financing activities		(1,610,815)	(1,032,141)

Exchange variation on cash and cash equivalents		500,217	30,017

Increase (Decrease) in cash and cash equivalents		1,529,476	(598,728)
Cash and cash equivalents at beginning of period		2,641,652	2,890,144
Cash and cash equivalents at end of period		4,171,128	2,291,416

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2020

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 1 - GENERAL INFORMATION

Gerdau S.A. is a publicly traded corporation (sociedade anônima) with its corporate domicile in the city of São Paulo, Brazil. Gerdau S.A and subsidiaries (collectively referred to as the “Company”) is a leading producer of long steel in the Americas and one of the largest suppliers of special steel in the world. In Brazil, the Company also produces flat steel and iron ore, activities which expanded the product mix and made its operations even more competitive. The Company believes it is the largest recycler in Latin America and around the world it transforms each year millions of tons of scrap into steel, reinforcing its commitment to sustainable development of the regions where it operates. Gerdau is listed on the São Paulo, New York and Madrid stock exchanges.

The Condensed Consolidated Interim Financial Statements of the Company were approved by the Management on October 27, 2020.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

2.1 - Basis of Presentation

The Company's Condensed Consolidated Interim Financial Statements for the three-month and nine-month periods ended on September 30, 2020 have been prepared in accordance with International Accounting Standard (IAS) Nº 34, which establishes the content of condensed interim financial statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with the Consolidated Financial Statements of Gerdau S.A., as of December 31, 2019, which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board - IASB.

The preparation of the Condensed Consolidated Interim Financial Statements in accordance with IAS 34 requires Management to make accounting estimates. The Condensed Consolidated Interim Financial Statements have been prepared using the historical cost as its basis, except for the valuation of certain financial instruments, which are measured at fair value.

The accounting policies applied in this Condensed Consolidated Interim Financial Statements are the same as those applied in the Consolidated Financial Statements for the year ended December 31, 2019.

2.2 – New IFRS and Interpretations of the IFRIC (International Financial Reporting Interpretations Committee)

- Amendment to IFRS 16 - Leasing concessions related to Covid-19. It clarifies aspects of the treatment of practical expedients and disclosure of concessions in leasing contracts as a result of Covid-19. This amendment is effective for fiscal years beginning on/or after June 1, 2020 and as it may be adopted in advance, the Company has already adopted this amendment for its fiscal year of 2020. The Company did not have significant impact on its Financial Statements.

The other issued and/or reviewed IFRS standards made by the IASB that are effective for the year started in 2020 had no impact on the Company's Financial Statements.

In addition, the IASB issued/reviewed some IFRS standards, which have mandatory adoption for the year 2021 and/or after, and the Company is assessing the adoption impact of these standards in its Consolidated Financial Statements.

• Amendment to IAS 1 - Classification of liabilities as Current or Non-current. It clarifies aspects to be considered for the classification of liabilities as Current Liabilities or Non-current Liabilities. This amendment to the standard is effective for fiscal years beginning on/or after January 1, 2023. The Company does not expect material impacts on its Financial Statements.

- Annual improvements in IFRS 2018-2020 standards. It changes the IFRS 1, addressing aspects of first-time adoption in a subsidiary; IFRS 9, addressing the 10% test criterion for reversing financial liabilities; IFRS 16, covering illustrative examples of leasing and IAS 41, covering aspects of measurement at fair value. These changes are effective for fiscal years beginning on/or after January 1, 2022. The Company does not expect material impacts on its Financial Statements.

- Amendment to IAS 16 - Property, plant and equipment: Result generated before reaching the expected conditions of use. It clarifies aspects to be considered for the classification of items produced before the asset is in the projected conditions of use. This amendment to the standard is effective for fiscal years beginning on/or after January 1, 2022. The Company does not expect material impacts on its Financial Statements.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2020

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

- Amendment to IAS 37 - Onerous contract: Cost of fulfilling a contract. It clarifies aspects to be considered for the classification of costs related to the fulfillment of an onerous contract. This amendment to the standard is effective for fiscal years beginning on/or after January 1, 2022. The Company does not expect material impacts on its Financial Statements.

- Amendment to IFRS 3 - References to conceptual framework. It clarifies conceptual alignments of this standard with the IFRS conceptual framework. This amendment to the standard is effective for fiscal years beginning on/or after January 1, 2022. The Company does not expect material impacts on its Financial Statements.

- Amendment to IFRS 17 - Insurance contracts. It clarifies aspects related to insurance contracts. This amendment to the standard is effective for fiscal years beginning on/or after January 1, 2023. The Company does not expect material impacts on its Financial Statements.

- Amendment to IFRS 4 - Extension of temporary exemptions from the application of IFRS 9. It clarifies aspects related to insurance contracts and the temporary exemption from the application of IFRS 9 for insurers. This amendment to the standard is effective for fiscal years beginning on/or after January 1, 2023. The Company does not expect material impacts on its Financial Statements.

- Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 - Reference Interest Rate Reform - Phase 2. It clarifies aspects related to the definition of reference interest rates for application in these standards. This amendment to the standard is effective for fiscal years beginning on or after January 1, 2021. The Company does not expect material impacts on its Financial Statements.

2.3 - Risk of disease outbreaks and health pandemic: Covid-19

The Covid-19 virus continues to impact global economic activity and represents the risk that the Company, employees, service providers, suppliers, customers and other business partners may be prevented from carrying out certain business activities for an indefinite period, including due to stoppages that can be requested or mandated by government authorities or elected by companies as a preventive measure.

Covid-19 may have an adverse effect on business and, given the uncertainty as to the extent and timing of a possible spread or its future mitigation and the imposition or relaxation of protective measures, it is not possible to reasonably estimate the impact on future results of operations, cash flows or the future financial condition of the Company.

The demand for steel products is directly linked to the general economic activity in the international markets where the Company sells these products. A decline in the level of activity in the domestic or international markets in which the Company operates, as a consequence of the Covid-19 pandemic and measures to contain it, may adversely affect the demand and the price of these products and have a relevant effect.

2.3.1 Main impacts on the Segments

Covid-19 impacted the performance of the Company’s segments, as from the second half of March, with regard to the production and delivery of steel. It is important to highlight that we prioritize service to our customers at the different levels of demand observed, even with the production stoppages carried out.

In the Brazil segment, the electric steel mills resumed production throughout April and the Blast Furnace 2 in Ouro Branco - MG resumed production in July. In the North America segment, the plants continue to operate normally, with production levels gradually adjusted according to the reduction in demand observed in the industry. Civil construction continues with healthy demand levels.

In the Special Steels segment, in Brazil and in the USA, there were scheduled shutdowns at its different electrical mills and rolling mills, considering the level of existing inventories and the demand requested by each customer. It is important to mention that the automotive sectors of the two countries decreed collective vacations during a certain period and have gradually resuming their operations. In the South America segment, operations in Argentina, Peru and Uruguay are already gradually resuming activities.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2020

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

2.3.2 Main measures taken by the Company

We are following all Covid-19 prevention guidelines issued by the competent health agencies in the countries in which we operate. For this reason, we have adopted a series of measures to mitigate the risk of transmission in the workplace, such as using home office, creating crisis committees, canceling national and international trips and participation in external events. The Company also reinforces that the health and safety of people are non-negotiable values. The Company daily monitors the evolution of the pandemic scenario and the impacts that this situation brings to the routines of employees, their families and, also, to the business.

The nature of our business is complex and, in order to continue operating, much of our work cannot be done remotely. Therefore, our focus is to reduce the risk of the virus spreading through our operations, as operational continuity is essential for jobs, for neighboring communities and for the economies of the countries and regions where we operate. Our mills and offices, therefore, have contingency plans to deal with the ongoing impact of the pandemic, which will continue to be reviewed as the situation evolves.

2.3.3 Main associated risks

a) Risk of impairment losses - Goodwill and Other Long-lived Assets

The recoverability of goodwill and other long-lived assets is assessed based on the analysis and identification of facts or circumstances that may cause the need to perform the recoverability test. The Company carried out an analysis of some assumptions of the last goodwill impairment test carried out in December 2019, notably placing stress scenarios in the cash flows of 2020 and 2021, as well as updating the discount rates and book values of assets. As a conclusion, it was verified that the discounted cash flows when compared to the book value of each segment, would result in a recoverable value higher than the book value (note 24).

b) Liquidity risk and the Company's ability to meet its financial obligations

The long-term portion of loans and financing (note 12) and debentures (note 13) has its most relevant maturities as from 2026, which allows for a very balanced and well-distributed schedule over the next few years. In addition, the Company's management constantly monitors liquidity risk through the management of its cash and cash equivalents and financial investments (note 4) and the availability of credit lines and guaranteed accounts that allow it to manage its level of indebtedness. (note 12.a).

c) Risk of losses due to the non-recoverability of financial assets

The losses due to the non-recoverability of financial assets were calculated based on the credit risk analysis, which includes historical losses, the individual situation of the clients, the situation of the economic group to which they belong, the real guarantees for debts and the assessment of legal advisors, and is considered sufficient to cover possible losses on the amounts receivable, in addition to a prospective assessment that takes into account the change or expected change in economic factors that affect expected credit losses, which will be determined based on in weighted and measured probabilities in an amount equal to the expected credit loss for life.

The maximum exposure to the Company's credit risk, net of losses due to the non-recoverability of financial assets, is the value of accounts receivable. The credit quality of accounts receivable falling due is considered adequate, and the amount of the effective risk of possible losses in accounts receivable from customers is presented as losses due to the non-recoverability of financial assets.

The Company will continue, throughout 2020, its constant monitoring of the market in order to identify any deterioration, especially as a result of the pandemic caused by Covid-19, a significant drop in demand from the steel consuming sectors (notably automotive and construction), relevant changes in the economy or financial market that lead to an increase in the perception of credit risk on accounts receivable from customers. Eventual changes that deteriorate the economic and business environment, if manifested at a greater intensity than anticipated in the scenarios contemplated by Management, may result in losses due to the non-recoverability of financial assets, notably accounts receivable from customers.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2020

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

d) Risk of losses based on the net realizable value in inventories

Inventories are valued based on the lowest value between the historical cost of acquisition and production and the net realizable value. The acquisition and production cost is increased by expenses related to transport, storage and non-recoverable taxes. The net realizable value is the estimated sale price in the normal course of business, less estimated costs for completion and directly related selling expenses. Information regarding the opening of the net realizable value is shown in note 6. The Company used the estimated sale price in the normal course of business as a premise of the net realizable value, therefore, a decline in the level of activity in the domestic or international markets in which the Company operates, as a consequence of the Covid-19 pandemic and measures to contain it, may affect the demand and the price of these products and have an adverse effect on the realizable value of inventories.

e) Risk on recoverability analysis of deferred tax assets

In December 2019, the Company prepared analysis on the recoverability of deferred tax balances related to tax losses and negative social contribution base, which were approved by the Board of Directors and are based on its business plans and in line with the other projections used by the Company as, for example, in asset impairment tests. Eventual changes that deteriorate the economic and business environment, especially as a result of the pandemic caused by Covid-19, if manifested in a greater intensity than anticipated in the scenarios contemplated by the Management, may lead the Company to review its projections and, eventually, may affect the maintenance of deferred tax assets in the Company's Financial Statements.

As described in note 7, due to the lack of opportunity to use tax losses, negative social contribution base and deferred exchange variation in some companies in Brazil, the Company did not account for a portion of tax assets of R$ 1,015,593, which do not have an end date to expire. Of this amount, credits in the amount of R$ 782,204 were not recognized as assets of the Company in the nine-month period ended on September 30, 2020 and are mainly due to the deferred exchange variation of the Company in relation to liabilities held in foreign currency that had a significant variation in the nine months due to the variation of the Brazilian Real quotation against the US Dollar.

f) Continuity risk

The risks arising from disease outbreaks and health epidemics, notably those arising from the pandemic caused by Covid-19, can contribute significantly to the deterioration of economic conditions in Brazil and globally and could, among other consequences, (i) negatively impact further global demand for steel or even lower market prices for products, which may result in a continued reduction in the Company's sales, operating income and cash flows; (ii) making it more difficult or costly to obtain financing for operations or refinance debt in the future; (iii) impair the financial condition of some of the customers and suppliers; and (iv) reduce investment programs. The Company constantly monitors the risks of commodity prices, interest rates and exchange rates, credit risk management and capital management (note 14.c).

The Company believes that it has no evidence of any risk of operational continuity, however, changes that deteriorate the economic and business environment, or significant changes in the economy or financial market that result in increased risk perception or reduced liquidity and capacity to refinancing, if manifested at a greater intensity than anticipated in the scenarios contemplated by Management, may lead the Company to revise its projections and, eventually, may affect the Company's ability to meet its obligations and / or lead to the recognition of impairment of assets.

NOTE 3 – CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

3.1 - Subsidiaries

The Company did not have material changes of interest in subsidiaries for the period ended on September 30, 2020, when compared to those existing on December 31, 2019.

3.2 - Joint Ventures

The Company did not have material changes of interest in joint ventures for the period ended on September 30, 2020, when compared to those existing on December 31, 2019.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2020

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

3.3 – Associate companies

The Company did not have material changes in interest in associate companies for the period ended on September 30, 2020, when compared to those existing on December 31, 2019.

NOTE 4 – CASH AND CASH EQUIVALENTS, AND SHORT-TERM INVESTMENTS

Cash and cash equivalents

	September 30, 2020	December 31, 2019
Cash	10,439	12,302
Banks and immediately available investments	4,160,689	2,629,350
Cash and cash equivalents	4,171,128	2,641,652

Immediately available investments include investments with maturity up to 90 days, immediate liquidity and low risk of fair value variation.

Short-term investments

	September 30, 2020	December 31, 2019
Short-term investments	3,028,380	3,652,949

Short-term investments include Bank Deposit Certificates and marketable securities, which are stated at their fair value. Income generated by these investments is recorded as financial income.

NOTE 5 – ACCOUNTS RECEIVABLE

	September 30, 2020	December 31, 2019
Trade accounts receivable - in Brazil	2,215,183	1,193,971
Trade accounts receivable - exports from Brazil	77,617	117,274
Trade accounts receivable - foreign subsidiaries	2,012,060	1,459,204
(-) Impairment of financial assets	(142,889)	(98,079)
	4,161,971	2,672,370

Accounts receivable by aging are as follows:

	September 30, 2020	December 31, 2019
Current	3,872,355	2,226,121
Past-due:
Up to 30 days	301,418	381,999
From 31 to 60 days	29,488	58,972
From 61 to 90 days	7,292	30,202
From 91 to 180 days	21,215	15,384
From 181 to 360 days	12,193	16,739
Above 360 days	60,899	41,032
(-) Impairment on financial assets	(142,889)	(98,079)
	4,161,971	2,672,370

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2020

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 6 - INVENTORIES

	September 30, 2020	December 31, 2019
Finished products	4,054,064	3,302,569
Work in progress	2,109,923	1,426,607
Raw materials	1,409,035	1,611,334
Storeroom supplies	946,937	974,412
Imports in transit	379,140	384,123
(-) Allowance for adjustments to net realizable value	(12,533)	(39,308)
	8,886,566	7,659,737

The allowance for adjustment to net realizable value of inventories, on which the provision and reversal of provision are registered with impact on cost of sales, is as follows:

Balance as of January 01, 2019	(13,704)
Provision for the year	(46,693)
Reversal of adjustments to net realizable value	22,028
Exchange rate variation	(939)
Balance as of December 31, 2019	(39,308)
Provision for adjustments to net realizable value	(6,482)
Reversal of adjustments to net realizable value	41,313
Exchange rate variation	(8,056)
Balance as of September 30, 2020	(12,533)

NOTE 7 – INCOME AND SOCIAL CONTRIBUTION TAXES

In Brazil, income taxes include federal income tax (IR) and social contribution (CS), which represents an additional federal income tax. The statutory rates for income tax and social contribution are 25% and 9%, respectively, and are applicable for the periods ended on September 30, 2020 and 2019. The foreign subsidiaries of the Company are subject to taxation at rates ranging between 23.0% and 34.0%. The differences between the Brazilian tax rates and the rates of other countries are presented under “Difference in tax rates in foreign companies” in the reconciliation of income tax and social contribution below.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2020

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

a) Reconciliations of income and social contribution taxes at statutory rates to amounts presented in the Statement of Income are as follows:

	For the three-month period ended
	September 30, 2020	September 30, 2019
Income before income taxes	1,076,406	139,067
Statutory tax rates	34%	34%
Income and social contribution taxes at statutory rates	(365,978)	(47,283)
Tax adjustment with respect to:
- Difference in tax rates in foreign companies	93,378	139,379
- Equity in earnings of unconsolidated companies	24,308	3,293
- Interest on equity *	100	-
- Deferred tax assets not recognized	(57,096)	-
- Tax credits and incentives	3,782	262
- Realization of deferred tax assets not recognized	2,280	(352)
- Other permanent differences, net	17,405	54,939
Income and social contribution taxes	(281,821)	150,238
Current	(205,172)	(61,339)
Deferred	(76,649)	211,577

	For the nine-month period ended
	September 30, 2020	September 30, 2019
Income before income taxes	1,764,405	1,379,208
Statutory tax rates	34%	34%
Income and social contribution taxes at statutory rates	(599,897)	(468,931)
Tax adjustment with respect to:
- Difference in tax rates in foreign companies	886,275	145,073
- Equity in earnings of unconsolidated companies	26,484	(4,989)
- Interest on equity *	100	69
- Deferred tax assets not recognized	(782,204)	-
- Tax credits and incentives	6,408	3,717
- Realization of deferred tax assets not recognized	5,580	100
- Other permanent differences, net	24,107	60,435
Income and social contribution taxes	(433,147)	(264,526)
Current	(364,247)	(292,412)
Deferred	(68,900)	27,886

* Brazilian Law 9,249/95 provides that a company may, at its sole discretion, consider dividends distributions to shareholders to be considered as interest on own capital — subject to specific limitations - which has the effect of a taxable deduction in the determination of income tax and social contribution. The limitation is the greater of (i) shareholders’ equity multiplied by the TJLP (Long Term Interest Rate) rate or (ii) 50% of the net income in the fiscal year. This expense is not recognized for financial reporting purposes and thus it does not impact accounting profit.

b) Tax Assets not booked:

Due to the lack of expectation to use tax losses, negative social contribution base and deferred exchange variation arising from some operations in Brazil, the Company did not recognize a portion of tax assets of R$ 1,015,593 (R$ 263,491 on December 31, 2019), which do not have an expiration date. The subsidiaries abroad had R$ 1,144,865 (R$ 668,729 as of December 31, 2019) of tax credits on capital losses for which deferred tax assets have not been booked and which expire between 2029 and 2035 and also several tax losses of state credits in the amount of R$ 1,896,516 (R$ 1,384,598 as of December 31, 2019), which expire at various dates between 2021 and 2039.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2020

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 8 – INVESTMENTS

	Investments in North America	Investments in South America	Investments in Special Steel	Investments in Brazil	Others	Total
Balance as of January 01, 2019	301,272	701,233	213,899	3,250	148,148	1,367,802
Equity in earnings	(111,637)	66,468	6,779	(828)	22,168	(17,050)
Cumulative Translation Adjustment	28,182	21,282	3,523	2,051	-	55,038
Capital increase	463,990	-	-	7,000	-	470,990
Capital reduction	-	(20,344)				(20,344)
Dividends/Interest on equity	-	(20,247)	-	-	(23,790)	(44,037)
Balance as of December 31, 2019	681,807	748,392	224,201	11,473	146,526	1,812,399
Equity in earnings	(10,616)	65,477	7,442	(685)	16,277	77,895
Cumulative Translation Adjustment	152,491	254,212	(10,590)	1	-	396,114
Capital increase	42,782	-	-	-	-	42,782
Dividends/Interest on equity	(2,628)	-	-	-	(16,986)	(19,614)
Balance as of September 30, 2020	863,836	1,068,081	221,053	10,789	145,817	2,309,576

NOTE 9 – PROPERTY, PLANT AND EQUIPMENT

a) Summary of changes in property, plant and equipment – during the three-month period ended on September 30, 2020, acquisitions amounted to R$ 359,621 (R$ 532,367 as of September 30, 2019), and disposals amounted to R$ 26,602 (R$ 2,951 as of September 30, 2019). During the nine-month period ended on September 30, 2020, acquisitions amounted to R$ 1,101,868 (R$ 1,260,640 as of September 30, 2019), and disposals amounted to R$ 32,524 (R$ 21,429 as of September 30, 2019).

b) Capitalized borrowing costs – borrowing costs capitalized during the three-month period ended on September 30, 2020 amounted to R$ 6,171 (R$ 6,766 as of September 30, 2019). During the nine-month period ended on September 30, 2020 amounted to R$ 19,662 (R$ 17,913 as of September 30, 2019).

c) Guarantees – no property, plant and equipment were pledged as collateral for loans and financing on September 30, 2020 and December 31, 2019.

NOTE 10 – GOODWILL

The changes in goodwill are as follows:

	Goodwill	Accumulated impairment losses	Goodwill after Impairment losses
Balance as of January 1, 2019	16,783,958	(7,671,568)	9,112,390
(+/-) Foreign exchange effect	661,247	(304,326)	356,921
Balance as of December 31, 2019	17,445,205	(7,975,894)	9,469,311
(+/-) Foreign exchange effect	6,708,916	(3,079,664)	3,629,252
Balance as of September 30, 2020	24,154,121	(11,055,558)	13,098,563

The amounts of goodwill by segment are as follows:

	September 30, 2020	December 31, 2019
Brazil	373,135	373,135
Special Steels	4,155,973	2,969,752
North America	8,569,455	6,126,424
	13,098,563	9,469,311

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2020

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 11 – TRADE ACCOUNTS PAYABLE

	September 30, 2020	December 31, 2019
Trade accounts payable - domestic market	3,322,914	2,701,246
Trade accounts payable - debtor risk	605,296	376,093
Trade accounts payable - intercompany	10,030	4,283
Trade accounts payable - imports	614,475	681,146
	4,552,715	3,762,768

NOTE 12 – LOANS AND FINANCING

Loans and financing are as follows:

	September 30, 2020	December 31, 2019
Working capital	305,390	107,312
Financing of property, plant and equipment and others	350,833	843,099
Ten/Thirty Years Bonds	15,963,694	12,188,412
Total financing	16,619,917	13,138,823
Current	2,146,666	1,544,211
Non-current	14,473,251	11,594,612

Principal amount of the financing	16,267,329	12,958,565
Interest amount of the financing	352,588	180,258
Total financing	16,619,917	13,138,823

(*) Weighted average effective interest costs on September 30, 2020, which in a consolidated basis represents 5.38%

Loans and financing, denominated in Reais, are substantially adjusted at a fixed rate or indexed to the CDI (Interbank Deposit Certificates).

Summary of loans and financing by currency:

	September 30, 2020	December 31, 2019
Brazilian Real (R$)	109,026	111,492
U.S. Dollar (US$)	16,510,891	12,960,521
Other currencies	-	66,810
	16,619,917	13,138,823

The amortization schedules of long-term loans and financing are as follows:

	September 30, 2020	December 31, 2019
2021(*)	2,578	1,221,361
2022	3,781	105,137
2023	1,741,995	1,243,774
2024	3,441,415	1,531,163
2025	5,788	5,090
2026 on	9,277,694	7,488,087
	14,473,251	11,594,612

(*) For the period as of September 30, 2020, the amounts represents payments from October 1, 2021 to December 31, 2021.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2020

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

a) Credit Lines

In October 2019, the Company completed the renewal of the Global Credit Line in the total amount of US$ 800 million (equivalent to R$ 4.5 billion as of September 30, 2020). The transaction aims to provide liquidity to subsidiaries in North America and Latin America, including Brazil. The companies Gerdau S.A., Gerdau Açominas S.A. and Gerdau Aços Longos S.A. provide guarantee for this transaction, which matures in October 2024. As of September 30, 2020, the outstanding balance of this credit facility was US$ 60 million (equivalent to R$ 338 million as of September 30, 2020).

NOTE 13 – DEBENTURES

		Quantity as of September 30, 2020			September 30,	December 31,
Issuance	General Meeting	Issued	Held in treasury	Maturity	2020	2019
15th	November 9, 2018	1,500,000	-	November 21, 2022	1,510,219	1,504,436
16th - A	April 25, 2019	600,000	-	May 6, 2023	604,720	602,847
16th - B	April 25, 2019	800,000	-	May 6, 2026	806,107	803,761
Total Consolidated					2,921,046	2,911,044

Current					26,573	18,015
Non-current					2,894,473	2,893,029

Maturities of long-term amounts are as follows:

	September 30, 2020	December 31, 2019
2022	1,497,468	1,496,591
2023	598,852	598,530
2026 on	798,153	797,908
	2,894,473	2,893,029

The debentures are denominated in Brazilian Reais, are nonconvertible, and pay variable interest as a percentage of the CDI – Interbank Deposit Certificate.

The average notional interest rate was 0.54% and 2.43% for the three and nine-month periods ended on September 30, 2020, respectively (1.63% and 4.87% for the three and nine-month periods ended on September 30, 2019, respectively).

NOTE 14 - FINANCIAL INSTRUMENTS

a) General considerations - Gerdau S.A. and its subsidiaries enter into transactions with financial instruments whose risks are managed by means of strategies and exposure limit controls. All financial instruments are recorded in the accounting books and presented as short-term investments, loans and financing, debentures, related-party transactions, fair value of derivatives, obligations with FIDC, other current assets, other non-current assets, other current liabilities and other non-current liabilities.

The Company has derivatives and non-derivative instruments, such as the hedge for some operations under hedge accounting. These operations are non-speculative in nature and are intended to protect the company against exchange rate fluctuations on foreign currency loans and against interest rate fluctuations. These transactions are carried out considering direct active or passive exposures, without leverage.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2020

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

b) Fair value – the fair value of the aforementioned financial instruments is as follows:

	September 30, 2020		December 31, 2019
	Book	Fair	Book	Fair
	value	value	value	value
Assets
Short-term investments	3,028,380	3,028,380	3,652,949	3,652,949
Related parties	137,162	137,162	95,445	95,445
Fair value of derivatives	1,082	1,082	2,846	2,846
Other current assets	896,208	896,208	618,769	618,769
Other non-current assets	565,772	565,772	464,169	464,169
Liabilities
Loans and Financing	16,619,917	18,432,736	13,138,823	14,288,142
Debentures	2,921,046	2,771,976	2,911,044	2,864,950
Fair value of derivatives	268	268	-	-
Obligations with FIDC	1,063,887	1,063,887	1,018,501	1,018,501
Other current liabilities	724,547	724,547	666,858	666,858
Other non-current liabilities	525,666	525,666	449,375	449,375

The fair values of Loans and Financing and Debentures are based on market premises, which may take into consideration discounted cash flows using equivalent market rates and credit rating. All other financial instruments, which are recognized in the Consolidated Financial Statements at their carrying amount, are substantially similar to those that would be obtained if they were traded in the market. However, because there is no active market for these instruments, differences could exist if they were settled in advance. The fair value hierarchy of the financial instruments above are presented in Note 14.g.

c) Risk factors that could affect the Company’s and its subsidiaries’ businesses:

Price risk of commodities: this risk is related to the possibility of changes in prices of the products sold by the Company or in prices of raw materials and other inputs used in the productive process. Since the Company operates in a commodity market, net sales and cost of sales may be affected by changes in the international prices of their products or materials. In order to minimize this risk, the Company constantly monitors the price variations in the domestic and international markets.

Interest rate risk: this risk arises from the possibility of losses (or gains) due to fluctuations in interest rates applied to the Company’s financial liabilities or assets and future cash flows and income. The Company evaluates its exposure to these risks: (i) comparing financial assets and liabilities denominated at fixed and floating interest rates and (ii) monitoring the variations of interest rates like Libor and CDI. Accordingly, the Company may enter into interest rate swaps in order to reduce this risk.

Exchange rate risk: this risk is related to the possibility of fluctuations in exchange rates affecting the amounts of financial assets or liabilities or of future cash flows and income. The Company assesses its exposure to the exchange rate by measuring the difference between the amount of its assets and liabilities in foreign currency. The Company understands that the accounts receivables originated from exports, its cash and cash equivalents denominated in foreign currencies and its investments abroad are more than equivalent to its liabilities denominated in foreign currency. Since the management of these exposures occurs at each operation level, if there is a mismatch between assets and liabilities denominated in foreign currency, the Company may employ derivative financial instruments in order to mitigate the effect of exchange rate fluctuations. Due to the current market condition, especially due to the pandemic caused by the Covid-19, the Brazilian Real has experienced a devaluation in relation to the quotation of other currencies, mainly the US Dollar. On September 30, 2020, the quotation of the US Dollar against the Brazilian Real was US$ 1.00 = R$ 5.6407 (R$ 4.0307 on December 31, 2019), registering a devaluation of the Brazilian Real of approximately 39.9%.

Credit risk: this risk arises from the possibility of the company not receiving amounts arising from sales to customers or investments made with financial institutions. In order to minimize this risk, the Company adopt the procedure of analyzing in details of the financial position of their customers, establishing a credit limit and constantly monitoring their balances. Regarding cash investments, the Company invests solely in financial institutions with low credit risk, as assessed by rating agencies. In addition, each financial institution has a maximum limit for investment, determined by the Company’s Financial Committee.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2020

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Capital management risk: this risk comes from the Company’s choice in adopting a financing structure for its operations. The Company manages its capital structure, which consists of a ratio between the financial debts and its own capital (Equity) based on internal policies and benchmarks. The Key Performance Indicators (KPIs) related to the "Capital Structure Management" objective are: WACC, Net Debt / EBITDA, Net Financial Expenses Coverage Ratio (Ebitda / Net Financial Expenses) and Debt / Total Capitalization Ratio. Net Debt consists of principal debt reduced by cash, cash equivalents and financial investments (notes 4, 12 and 13). Total Capitalization consists of Total Debt (composed of principal debt) and Equity (Note 18). The Company can change its capital structure, according to economic-financial conditions, in order to optimize its financial leverage and its debt management. At the same time, the Company seeks to improve its ROCE (Return on Capital Employed) through the implementation of working capital management and an efficient investment program in property, plant and equipment. In the long term, the Company seeks to remain within the parameters below, admitting occasional variations in the short term:

Net debt/ EBITDA	From 1.0 to 1.5 times
Gross debt limit	R$ 12 billion
Average maturity	more than 6 years

However, changes that deteriorate the economic and business environment, or relevant changes in the economy or financial market that result in increased risk perception or reduced liquidity and refinancing capacity, including those arising from the pandemic caused by the Covid-19, if they are manifested in a greater intensity than anticipated in the scenarios contemplated by the Management, they can cause the Company to revise its projections. These key indicators are used to monitor objectives described above and may not necessarily be used as indicators for other purposes, such as impairment tests.

Liquidity risk: the Company’s management policy of indebtedness and cash on hand is based on using the committed lines and the currently available credit lines with or without a guarantee in export receivables for maintaining adequate levels of short, medium, and long-term liquidity. The maturity of long-term loans and financing, and debentures are presented in Notes 12 and 13, respectively.

Sensitivity analysis:

The Company performed a sensitivity analysis, which can be summarized as follows:

Impacts on Statements of Income
Assumptions	Percentage of change		September 30, 2020	September 30, 2019
Foreign currency sensitivity analysis	5%		33,547	181,641
Interest rate changes sensitivity analysis	10	bps	92,680	60,666
Sensitivity analysis of changes in prices of products sold	1%		301,945	301,105
Sensitivity analysis of changes in raw material and commodity prices	1%		191,911	194,566
Sensitivity analysis of interest rate swaps	50	bps	1,016	487
Sensitivity analysis of currency forward contracts	5%		1,858	11,336

Foreign currency sensitivity analysis: As of September 30, 2020, the Company is mainly exposed to variations between the Real and the Dollar. The sensitivity analysis carried out by the Company considers the effects of a 5% increase or reduction between the Real and the Dollar in its non-hedged debt. In this analysis, if the Real appreciates against the Dollar, this would represent a gain of R$ 33,547 and R$ 22,118 after the effects arising from the changes in the net investment hedge described in note 14.f - (R$ 181,641 and R$ 139,697 as of September 30, 2019, respectively). If the Real depreciates against the Dollar this would represent an expense of the same value. Due to the investment hedge, the variations are minimized when the exchange variation account and income tax are analyzed.

The net amounts of trade accounts receivable and trade accounts payable denominated in foreign currency do not represent any relevant risk in the case of any fluctuation of exchange rates.

Interest rate sensitivity analysis: The interest rate sensitivity analysis made by the Company considers the effects of an increase or reduction of 10 basis point (bps) on the average interest rate applicable to the floating part of its debt. The calculated impact, considering this variation in the interest rate totals R$ 92,680 as of September 30, 2020 (R$ 60,666 as of September 30, 2019) and would impact the Financial expenses account in the Consolidated Statements of Income. The specific interest rates to which the Company is exposed are related to the loans, financing, and debentures presented in Notes 12 and 13, and are mainly comprised by Libor and CDI — Interbank Deposit Certificate.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2020

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Sensitivity analysis of changes in sales price of products and price of raw materials and other inputs used in production: the Company is exposed to changes in the price of its products. This exposure is associated with the fluctuation of the sale price of the Company’s products and the price of raw materials and other inputs used in the production process, mainly for operating in a commodity market. The sensitivity analysis made by the Company considers the effects of an increase or of a reduction of 1% on both prices. The impact measured considering this variation in the price of products sold, considering the revenues and costs for nine-month period ended on September 30, 2020, totals R$ 301,945 (R$ 301,105 as of September 30, 2019) and the variation in the price of raw materials and other inputs totals R$ 191,911 as of September 30, 2020 (R$ 194,566 as of September 30, 2019). The impact in the price of products sold and raw materials would be recorded in the accounts Net Sales and Cost of Sales, respectively, in the Consolidated Statements of Income. The Company does not expect to be more vulnerable to a change in one or more specific product or raw material.

Sensitivity analysis of interest rate swaps: The Company has exposure to interest rate swaps for some of its loans and financing. The sensitivity analysis calculated by the Company considers the effects of either an increase or a decrease of 50 bps in the interest curve for Pre x DI operations. These variations represent an income or expense of R$ 1,016 (R$ 487 as of September 30, 2019). These effects would be recognized in the statement of comprehensive income. The interest rate swaps to which the Company is exposed to are presented in note 14.e.

Sensitivity analysis of Currency forward contracts: the Company has exposure to dollar forward contracts for some of its assets and liabilities. The sensitivity analysis carried out by the Company considers the effects of an increase or decrease of 5% of the Dollar against the Argentine Peso, and its effects on the mark-to-market of these derivatives. An increase of 5% of the Dollar against the Argentine Peso represents gain of R$ 1,858 (R$ 11,336 on September 30, 2019), and a 5% reduction of the Dollar against the Argentine Peso represents an expense in the same amount. Dollar / Argentine Peso forward contracts were intended to hedge dollar and asset positions and the effects of mark-to-market on these contracts were recorded in the Consolidated Income Statement. Dollar forward contracts to which the Company is exposed are presented in note 14.e.

d) Financial Instruments per Category

Summary of the financial instruments per category:

September 30, 2020 Assets	Financial asset at amortized cost	Financial asset at fair value through proft or loss	Financial asset at fair value through other comprehensive income	Total
Short-term investments	-	3,028,380	-	3,028,380
Fair value of derivatives	-	-	1,082	1,082
Related parties	137,162	-	-	137,162
Other current assets	896,208	-	-	896,208
Other non-current assets	565,772	-	-	565,772
Total	1,599,142	3,028,380	1,082	4,628,604
Financial result for the three-month period ended on September 30, 2020	79,817	23,141	-	102,958
Financial result for the nine-month period ended on September 30, 2020	633,022	78,482	-	711,504

Liabilities	Financial liability at fair value through profit or loss	Financial liability at amortized cost	Total
Loans and Financing	-	16,619,917	16,619,917
Debentures	-	2,921,046	2,921,046
Obligations with FIDC	-	1,063,887	1,063,887
Other current liabilities	-	724,547	724,547
Other non-current liabilities	-	525,666	525,666
Fair value of derivatives	268	-	268
Total	268	21,855,063	21,855,331
Financial result for the three-month period ended on September 30, 2020	(541)	(405,753)	(406,294)
Financial result for the nine-month period ended on September 30, 2020	(643)	(1,575,393)	(1,576,036)

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2020

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

December 31, 2019 Assets	Financial asset at amortized cost	Financial asset at fair value through proft or loss	Financial asset at fair value through other comprehensive income	Total
Short-term investments	-	3,652,949	-	3,652,949
Fair value of derivatives	-	-	2,846	2,846
Related parties	95,445	-	-	95,445
Other current assets	618,769	-	-	618,769
Other non-current assets	464,169	-	-	464,169
Total	1,178,383	3,652,949	2,846	4,834,178
Financial result for the three-month period ended on September 30, 2019	201,965	18,833	-	220,798
Financial result for the nine-month period ended on September 30, 2019	270,803	61,910	-	332,713

Liabilities	Financial liability at fair value through profit or loss	Financial liability at amortized cost	Total
Loans and financings	-	13,138,823	13,138,823
Debentures	-	2,911,044	2,911,044
Obligations with FIDC	-	1,018,501	1,018,501
Other current liabilities	-	666,858	666,858
Other non-current liabilities	-	449,375	449,375
Total	-	18,184,601	18,184,601
Financial result for the three-month period ended on September 30, 2019	(9,031)	(774,164)	(783,195)
Financial result for the nine-month period ended on September 30, 2019	(21,762)	(1,548,347)	(1,570,109)

As of September 30, 2020, the Company has derivative financial instruments such as interest rate and currency swaps and currency forward contracts. These derivative financial instruments had their realized and unrealized losses and / or gains presented in the Gains (Losses) account “Gains (Losses) on financial instruments, net” in the Consolidated Statement of Income.

e) Operations with derivative financial instruments

Risk management objectives and strategies: In order to execute its strategy of sustainable growth, the Company implements risk management strategies in order to mitigate market risks.

The objective of derivative transactions is always related to mitigating market risks as stated in our policies and guidelines. The monitoring of the effects of these transactions is performed monthly by the Financial Risk Management Committee, which validates the mark to market of these transactions. All derivative financial instruments are recognized at fair value in the Consolidated Financial Statements of the Company.

Policy for use of derivatives: The Company is exposed to various market risks, including changes in exchange rates, commodities prices and interest rates. The Company uses derivatives and other financial instruments to reduce the impact of such risks on the fair value of its assets and liabilities or in future cash flows and income. The Company has established policies to evaluate the market risks and to approve the use of derivative transactions related to these risks. The Company enters into derivative financial instruments solely to manage the market risks mentioned above and never for speculative purposes. Derivative financial instruments are used only when they have a related position (asset or liability exposure) resulting from business operations, investments and financing.

Policy for determining fair value: the fair value of derivative financial instruments is determined using models and other valuation techniques, including future prices and market curves.

Derivative transactions may include: interest rate and/or currency swaps, currency forward contracts and currency options contracts.

Swap Contracts: The company has contracted Pre x DI swap operation, through which it receives a fixed interest rate and pays a floating interest rate, both in local currency. The counterparties to these operations are always highly rated financial institutions with low credit risk.

Currency forward contracts: The Company contracted forward contract operations, through which it receives a fixed dollar amount and pays a fixed Argentine peso amount, both in local currency. Counterparties are always top-tier financial institutions with low credit risk.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2020

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

The derivatives instruments can be summarized and categorized as follows:

		Notional value		Amount receivable		Amount payable
Contracts		September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019
Swap of interest rate
Maturity in 2020	CDI 111.50%	R$ 50.0 million	R$ 50.0 million	1,082	2,846	-	-
Swap of interest rate
Maturity in 2020	buyed in US$	US$ 4,0 milion	-	-	-	(268)	-
Total fair value of financial instruments				1,082	2,846	(268)	-

The efects of financial instruments are classified as follow:

Fair value of derivatives	September 30, 2020	December 31, 2019
Current assets	1,082	2,846
	1,082	2,846

Fair value of derivatives
Current liabilities	(268)	-
	(268)	-

Net Income	September 30, 2020	September 30, 2019
Gains on financial instruments	851	5,491
Losses on financial instruments	(643)	(21,762)
	208	(16,271)
Other comprehensive income
(Losses)Gains on financial instruments	(10,607)	517
	(10,607)	517

f) Net investment hedge

The Company designated as hedge of part of its net investments in subsidiaries abroad the operations of Ten/Thirty Years Bonds. As a consequence, the effect of exchange rate changes on debts in the amount of US$ 2.1 billion (designated as hedges) is recognized in the Statement of Comprehensive Income.

The Company demonstrated effectiveness of the hedge as of its designation dates and demonstrated the high effectiveness of the hedge from the contracting of each debt for the acquisition of these companies abroad, whose effects were measured and recognized directly in the Statement of Comprehensive Income as an unrealized loss, net of taxes, in the amount R$ 339,782 and R$ 3,428,513 for the three and nine-month periods ended on September 30, 2020, respectively (loss of R$ 538,302 and R$ 478,370 for the three and nine-month periods ended on September 30, 2019, respectively).

The objective of the hedge is to protect, during the existence of the debt, the amount of part of the Company’s investment in the subsidiaries abroad mentioned above against positive and negative changes in the exchange rate. This objective is consistent with the Company’s risk management strategy. Prospective and retrospective tests demonstrated the effectiveness of these instruments.

g) Measurement of fair value:

The IFRS defines fair value as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The standard also establishes a three level hierarchy for the fair value, which prioritizes information when measuring the fair value by the company, to maximize the use of observable information and minimize the use of non-observable information. This IFRS describes the three levels of information to be used to measure fair value:

Level 1 - quoted prices (unadjusted) in active markets for identical assets and liabilities.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2020

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Level 2 - Inputs other than quoted prices included in Level 1 available, where (unadjusted) quoted prices are for similar assets and liabilities in non-active markets, or other data that is available or may be corroborated by market data for substantially the full term of the asset or liability.

Level 3 - Inputs for the asset or liability that are not based on observable market data, because market activity is insignificant or does not exist.

As of September 30, 2020, the Company had some assets which the fair value measurement is required on a recurring basis. These assets include investments in private securities and derivative instruments.

Financial assets and liabilities of the Company, measured at fair value on a recurring basis and subject to disclosure requirements of IFRS 7 as of September 30, 2020 and December 31, 2019, are as follows:

	Fair Value Measurements at Reporting Date Using
			Quoted Prices in Non-Active Markets for Similar Assets (Level 2)
	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019
Current assets
Short-term investments	3,028,380	3,652,949	3,028,380	3,652,949
Fair value of derivatives	1,082	2,846	1,082	2,846
Other current assets	896,208	618,769	896,208	618,769

Non-current assets
Related parties	137,162	95,445	137,162	95,445
Other non-current assets	565,772	464,169	565,772	464,169
	4,628,604	4,834,178	4,628,604	4,834,178

Current liabilities
Short-term debt	2,146,666	1,544,211	2,146,666	1,544,211
Debentures	26,573	18,015	26,573	18,015
Fair value of derivatives	268	-	268	-
Other current liabilities	724,547	666,858	724,547	666,858

Non-current liabilities
Long-term debt	14,473,251	11,594,612	14,473,251	11,594,612
Debentures	2,894,473	2,893,029	2,894,473	2,893,029
Obligations with FIDC	1,063,887	1,018,501	1,063,887	1,018,501
Other non-current liabilities	525,666	449,375	525,666	449,375
	21,855,331	18,184,601	21,855,331	18,184,601

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2020

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

h) Changes in liabilities from Cash flow from financing activities:

As required by IAS 7, the Company has summarized below the changes in the liabilities of cash flow from financing activities, from its Statement of Cash Flows:

		Cash effects		Non-cash effects
	December 31, 2019	Received/(Paid) from financing activities	Interest Payment	Interest on loans, financing and loans with related parties	Exchange Variance and others	September 30, 2020
Related Parties, net	(95,445)	(35,471)	-	(6,246)	-	(137,162)
Loans and Financing, Debentures and Fair value of derivatives	16,047,021	(1,321,235)	(678,495)	770,906	4,721,952	19,540,149

		Cash effects		Non-cash effects
	January 01, 2019	Received/(Paid) from financing activities	Interest Payment	Interest on loans, financing and loans with related parties	Exchange Variance and others	September 30, 2019
Related Parties, net	(26,589)	(116,555)	-	(2,657)	(1)	(145,802)
Loans and Financing, Debentures and Fair value of derivatives	14,878,542	(398,054)	(683,099)	756,227	946,761	15,500,377

NOTE 15 – PROVISIONS FOR TAX, CIVIL AND LABOR CLAIMS

The Company and its subsidiaries are party in judicial and administrative proceedings involving tax, civil and labor matters. Based on the opinion of its legal advisors, Management believes that the provisions recorded for these judicial and administrative proceedings is sufficient to cover probable and reasonably estimable losses from unfavorable court decisions, and that the final decisions will not have significant effects on the financial position of the Company and its subsidiaries.

For claims whose expected loss is considered probable, the provisions have been recorded considering the judgment of the Management of the Company with the assistance of its legal advisors and the provisions are considered sufficient to cover expected probable losses. The balances of the provisions are as follows:

I) Provisions

	September 30, 2020	December 31, 2019
a) Tax provisions	488,131	396,821
b) Labor provisions	390,000	357,130
c) Civil provisions	47,014	55,348
	925,145	809,299

a) Tax Provisions

Tax provisions refer substantially to the discussions regarding the offsetting of PIS and COFINS credits and the incidence of PIS and COFINS on other revenues.

b) Labor Provisions

The Company is party to a group of individual and collective labor and/or administrative lawsuits involving various labor amounts and the provision arises from unfavorable decisions and/or the probability of loss in the ordinary course of proceedings with the expectation of outflow of financial resources by the Company.

c) Civil Provisions

The Company is party to a group of civil, arbitration and/or administrative lawsuits involving various claims and the provision arises from unfavorable decisions and/or probable losses in the ordinary course of proceedings with the expectation of outflow of financial resources for the Company.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2020

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

II) Contingent liabilities for which provisions were not recorded

Considering the opinion of legal advisors and management’s assessment, contingencies listed below have the probability of loss considered as possible (but not likely) and due to this classification, accruals have not been made in accordance with IFRS.

a) Tax contingencies

a.1) The Company and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A. have lawsuits related to the ICMS (state VAT) which are mostly related to credit rights and rate differences, whose demands totaled R$ 502,722.

a.2) The Company and certain of its subsidiaries in Brazil are parties to claims related to: (i) Imposto sobre Produtos Industrializados - IPI, substantially related to IPI credit on inputs, whose demands total the updated amount of R$ 372,334; (ii) PIS and COFINS, substantially related to disallowance of credits on inputs totaling R$ 1,014,478, (iii) social security contributions in the total of R$ 137,995 and (iv) other taxes, whose updated total amount is currently R$ 560,432.

a.3) The Company and its subsidiary Gerdau Aços Longos SA are parties to administrative proceedings related to Withholding Income Tax, levied on interest remitted abroad, linked to export financing formalized through "Prepayment of Exports Agreements "(PPE) or" Advance Export Receipt "(RAE), in the updated amount of R$ 1,004,070, of which: (i) R$ 129,798 corresponds to a lawsuit of the subsidiary Gerdau Aços Longos, which had its Voluntary Appeal judged at the first instance of the Administrative Tax Appeals Council (CARF), which was dismissed by the quality vote, and Special Appeal was filed on May 17, 2019, which is pending of judgment by the Superior Chamber of Tax Appeals (CSRF); (ii) R$ 137,472 correspond to a lawsuit filed by the subsidiary Gerdau Aços Longos, which had its Voluntary Appeal judged at the first instance of CARF on November 5, 2019, which was dismissed, and the declaration embargoes against the decision were rejected, which gave rise to the filing of a Special Appeal filed on March 2, 2020, ratified on June 8, 2020, which is pending of judgment by the Superior Chamber of Tax Appeals (CSRF); (iii) R$ 139,789, corresponds to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., whose objection was partially dismissed by the Federal Revenue Judgment Office (DRJ), which led to the filing of a Voluntary Appeal on June 3, 2019, that it was judged on March 10, 2020 and dismissed by the first instance of CARF, pending the analysis of declaration embargoes that was filed against that decision; (iv) R$ 158,413 corresponds to a lawsuit of the Company dismissed by the first instance of the Administrative Tax Appeals Council (CARF) on November 5, 2019, which was dismissed by majority vote and the opposite declaration embargoes against that decision were rejected, which gave rise to the filing of a Special Appeal on July 1, 2020; (v) R$ 196,682 corresponds to a lawsuit of the Company, whose impugnation was dismissed by the Federal Revenue Judgment Office (DRJ) and filed a Voluntary Appeal at first instance of CARF, on June 17, 2019, which was judged on April 7, 2020 and was partially provided, being pending of judgment the declaration embargoes filed against that decision; and (vi) R$ 241,916 correspond to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., which was rejected by the Federal Revenue Judgment Office (DRJ), which led to the filing of a Voluntary Appeal on June 23, 2020.

a.4) The Company is party to administrative proceedings related to goodwill amortization pursuant to articles 7 and 8 of Law 9,532/97, from the basis of calculation of Corporate Income Tax (IRPJ) and Social Contribution on net income (CSLL), resulting from a corporate restructuring started in 2010. The updated total amount of the assessments is R$ 435,685, of which: (i) R$ 24,283 corresponds to a process in which the Special Appeal filed on August 14, 2020 by the Company against the judgment of the Administrative Tax Appeals Council (CARF), which granted the official appeal; (ii) R$ 198,387 corresponds to a lawsuit in which the Company impugnation was rejected by the Federal Revenue Judgment Office (DRJ) and filed a Voluntary Appeal with the Administrative Tax Appeals Council (CARF), which is pending of judgment; (iii) R$ 69,474 correspond to a lawsuit in which the Company had its challenge partially upheld and filed a Voluntary Appeal with the Administrative Council for Tax Appeals (CARF), which is pending of judgment; and (iv) R$ 143,540 correspond to a process in which the Company had its challenge partially upheld and filed a Voluntary Appeal with the Administrative Council for Tax Appeals (CARF) on August 20, 2020, which is pending of judgment.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2020

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

a.5) The Company (as successor of Gerdau Aços Especiais S.A.) and its subsidiary Gerdau Internacional Empreendimentos Ltda. are parties to administrative and judicial proceedings relating to IRPJ — Corporate Income Tax and CSLL — Social Contribution Tax, in the current amount of R$ 1,290,586. Such proceedings relate to profits earned abroad, of which (i) R$ 1,068,796 correspond to two lawsuits of the subsidiary Gerdau Internacional Empreendimentos Ltda., of which (i.a) R$ 1,032,987 corresponds to a Tax Foreclosure against which the Company filed an Embargo to Enforcement, which were deemed partially unfounded, by means of a judgment issued on July 15, 2019, complemented by a decision published on October 21, 2019, after opposition to the declaration embargoes, which was the subject of an Appeal filed by the Company, currently pending judgment by the Federal Regional Court of the 4th Region. A part of the debt is being collected in another Tax Enforcement, already guaranteed, pending the opposition to the execution embargoes; and (i.b) R$ 35,809 correspond to a process partially provided by the Superior Chamber of Tax Appeals of CARF (CSRF), in a decision published on May 25, 2017 and already final and unappealable; the matters not previously analyzed by the first instance of the Administrative Council for Tax Appeals (CARF), as determined by the decision of the CSRF, were judged on October 16, 2019, by a partially favorable decision, against which the company is awaiting a statement from the National Treasury, for final determination of the remaining debt; and (ii) R$ 221,790 correspond to a Tax Foreclosure filed against Gerdau S.A. (as successor to Gerdau Aços Especiais S.A.), against which the Company filed an Embargo to Execution filed on July 7, 2020.

a.6) The Company (as successor of Gerdau Aços Especiais S.A.) and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A. are parties to administrative and judicial proceedings relating to the disallowance of goodwill amortization generated in accordance with Article 7 and 8 of Law 9,532/97 — as a result of a corporate restructuring carried out in 2004/2005 — from the tax base of the Corporate Income tax - IRPJ and Social Contribution on Net Income - CSLL. The total updated amount of the proceedings is R$ 7,960,956, of which (i) R$ 5,357,261 correspond to four proceedings involving the Company (as successor of Gerdau Aços Especiais S.A.) and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A., for which administrative discussions already ended and are currently in the judicial collection stage; and the Companies obtained injunctive relief to permit it to offer a judicial collateral using an insurance bond, for judicial execution embargoes to stay execution in the respective proceedings, and in the execution embargoes filed by the Company (as successor of Gerdau Aços Especiais S.A.), on May 17, 2018, a judgment was rendered dismissing the fiscal launch, in the face of which the National Treasury filed an appeal, whose judgment at the Federal Regional Court of the 4th Region started on September 29, 2020; and also, in the Execution Embargoes filed by the subsidiary Gerdau Aços Longos S.A. (as successor of Gerdau Comercial de Aços S.A.) on October 3, 2019, a judgment was rendered dismissing the tax assessment, which was fully confirmed after opposition to embargoes of declaration by the National Treasury, and an appeal was filed for the embargo; and, still, in the Embargoes to Execution filed by the subsidiary Gerdau Aços Longos S.A., on October 15, 2020, a judgment was rendered judging the tax assessment unfounded, pending the summons of the parties for the filing of appeals; (ii) R$ 316,776 corresponds to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., in which part of the debt whose administrative discussion has already ended is under judicial discussion, having been handed down on September 29, 2020, which was upheld the Embargoes to Execution and recognized the insubstance of the tax assessment; (iii) R$ 294,151 corresponds to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., in which part of the debt whose administrative discussion has already ended is under judicial discussion, in the form of Embargoes to Execution, whose sentence was handed down on October 15, 2020 considered the tax assessment to be valid, and is awaiting the summons of the parties for the filing of appeals; (iv) R$ 4,278 corresponds to a lawsuit of the of subsidiary Gerdau Aços Longos S.A., which is awaiting judgment of its Special Appeal filed with the CSRF, which has been partially followed up; (v) R$ 67,698 correspond to a lawsuit by the subsidiary Gerdau Aços Longos S.A., whose Special Appeal filed against CSRF was dismissed on December 5, 2019, which was dismissed; currently, the lawsuit is in the process of judicial collection, and the Company has offered a judicial guarantee, as a precautionary measure, through Guarantee Insurance, and is preparing for the start of the judicial discussion on Embargoes to Execution; (vi) R$ 134,974 corresponds to a lawsuit of the Company (as successor of Gerdau Aços Especiais S.A.), which its Special Appeal was partially known and it is pending of judgment; (vii) R$ 497,836 corresponds to a lawsuit filed by the subsidiary Gerdau Aços Longos SA, which had its Voluntary Appeal partially provided, being this decision subject of a Special Appeal by the National Treasury and a Special Appeal filed by the Company on April 29, 2019, both currently pending of judgment; (viii) R$ 106,825 correspond to a lawsuit filed by the Company (as successor of Gerdau Aços Especiais S.A.), which awaits judgment of the Special Appeal filed against the decision that dismissed its Voluntary Appeal; (ix) R$ 555,951 corresponds to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., which was rejected, and the Voluntary Appeal filed by the Company is pending of judgment at the first instance of CARF; (x) R$ 484,329 correspond to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., whose objection was dismissed by the Federal Revenue Judgment Office (DRJ), and the voluntary appeal filed by the Company is currently pending of judgment; and (xi) R$ 140,879 corresponds to a lawsuit by the subsidiary Gerdau Aços Longos SA, separated from the process mentioned in item “vi” above, and which is currently in the judicial collection phase, already guaranteed by guarantee insurance presented in precautionary measure, and the Company is preparing itself for the start of the judicial discussion on Embargoes to Execution.

The Company's tax advisors confirm that the procedures adopted by the Company regarding the tax treatment of profits earned abroad and the goodwill amortization, which led to the aforementioned lawsuits, have complied with the strict legality and, therefore, these lawsuits are classified as possible loss (but not likely).

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2020

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Brazilian federal authorities and the judiciary branch are investigating certain issues relating to CARF proceedings, as well as specific political contributions made by the Company, with the purpose of determining whether the Company engaged in any illegal conduct.  The Company previously disclosed that, in addition to its interactions with Brazilian authorities, the Company was providing information requested by the U.S. Securities and Exchange Commission (“SEC”).  The Company has since been informed by the SEC’s staff that it has closed its inquiry and therefore is not seeking any further information from the Company regarding these matters. The Company believes it is not possible at this time to predict the term or outcome of the proceedings in Brazil, and that there currently is not enough information to determine whether a provision for losses is required or any additional disclosures.

b) Civil contingencies

b.1) A lawsuit arising from the request by two civil construction unions in the state of São Paulo alleging that Gerdau S.A. and other long steel producers in Brazil share customers, thus, violating the antitrust legislation. After investigations carried out by the Economic Law Department (SDE — Secretaria de Direito Econômico), the final opinion was that a cartel exists. The lawsuit was therefore forwarded to the Administrative Council for Economic Defense (CADE) for judgment, which resulted in a fine to the Company and other long steel producers, on September 23, 2005, an amount equivalent to 7% of gross revenues in the year before the Administrative Proceeding was commenced, excluding taxes (fine of R$ 245,070, updated by the judicial accountant on August 1, 2013 to R$ 417,820).

Two lawsuits challenge the investigation conducted by the Competition Defense System and its merits judgment, whose grounds are procedural irregularities, especially the production of evidence, based on an economic study, to prove the inexistence of a cartel. The Court, upon offer of bank guarantee letter, granted the suspension of the effects of CADE’s decision. Both actions were dismissed, and their respective appeals were also rejected by the Federal Regional Court of the 1st Region. Against both decisions, appeals were lodged with the Superior Court of Justice and the Federal Supreme Court, after admissibility judgment, the appeal to the Superior Court of Justice was admitted and well as substitution of the guarantee offered by insurance guarantee in a decision of October 8, 2019.

In the same order in which the Vice president Judge gave suspensive effect to the Special Appeal, in order to change the guarantee, the Extraordinary Appeal was dismissed, on the grounds of violation of res judicata with recognized general repercussion. Against this decision, we filed an Internal Appeal for the TRF1 Plenary. The Federal Government withdrew the lawsuit to prepare the reasons for this appeal and has not yet returned the case, since the procedural deadlines have been suspended.

Regardless of the result of its resources, the Company will continue to seek all legal remedies to defend its rights.

The Company denies having been engaged in any type of anti-competitive conduct and it is certain that it has not practiced the conduct attributed to it, understanding shared by its legal consultants, who consider it is possible to reverse its condemnation.

b.2) The Company and its subsidiaries are parties to other demands of a civil nature that collectively have a discussion amount of approximately R$ 297,843. For these demands, no accounting provision was recorded, since they were considered as possible losses, based on the opinion of its legal counsel.

c) Labor Contingencies

The Company and its subsidiaries are parties to other labor claims that together have an amount of approximately R$ 241,442. For these claims, no accounting provision was made, since these were considered as possible losses, based on the opinion of its legal counsel.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2020

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

III) Judicial deposits

The Company has judicial deposits related to tax, labor and civil lawsuits as listed below:

	September 30, 2020	December 31, 2019
Tax	1,591,116	1,837,967
Labor	100,313	113,379
Civil	130,566	40,369
	1,821,995	1,991,715

The balance of judicial deposits as of September 30, 2020, in the amount of R$ 1,497,912, corresponds to judicial deposits made up to June 2017, referring to the same discussion on the inclusion of the ICMS in the tax base of PIS and COFINS, that awaits termination of the lawsuits before the Brazilian courts in order to be returned to the Company.

The Company and its subsidiaries made judicial deposits and accounting provisions, which in turn were updated in accordance with the SELIC rate, which were referred to the unpaid amounts of PIS and COFINS since 2009, because the collection of which was fully suspended, due to the mentioned judicial deposits.

On March 15, 2017, the Brazilian Federal Supreme Court (STF — Supremo Tribunal Federal) ruled on a claim related to this matter, and by 6 votes to 4, concluded: “The ICMS does not comprise the tax base for PIS and COFINS assessment purposes”. The STF decision, in principle, affects all of the judicial proceedings in progress, due to its general repercussion. However, after the publication of the decision on October 2, 2017, the Attorney of the National Treasury filed an appeal, claiming that the decision of the Supreme Court was silent on certain points, and requested a modulation of the decision effects, which may limit its effects to the taxpayers.

A provision is recognized only when “it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation”, among other requirements. On March 31, 2017 the Company, based on (i) the conclusion of this judgment by the STF in Extraordinary Appeal No. 574,706/RG with general repercussion, which ruled that the inclusion of the ICMS in the PIS and COFINS calculation tax base was unconstitutional, and (ii) the International Financial Reporting Standards (IFRS), reversed the aforementioned accounting provision, through the recognition of R$ 929,711 in the line Reversal of provision for tax liabilities, net (Operational result) and R$ 369,819 in the line Reversal of interest on provision for tax liabilities, net (Financial Result), in its consolidated statements of income. The Company’s decision is supported by the position of its legal advisors who, when reassessing the likelihood of loss in the ongoing lawsuits related to the matter, concluded that the probability of loss, as to the merits of these lawsuits, became remote as of the date of the enactment of this decision.

The Company emphasizes, however, that in view of the possibility that the STF may understand that the modulation mechanism necessarily applies to its decision, and that the application of such a mechanism could limit the effects of the same, a revaluation of the risk of loss associated with the aforementioned lawsuits may be required. Accordingly, depending on the terms of the modulation, as defined by the STF, such revaluation may result in the need to record new provisions in connection with this matter in the future.

Finally, the Company informs that three of the aforementioned lawsuits were claim preclusion and concluded in benefit for the Company. The first of these became final on July 19, 2019, assuring to the Company: i) the right to recover undue payments before the proposed action, in the amount of R$ 122 million (R$ 79 million net of related expenses), and ii) the right to withdraw the judicial deposits made during the course of this action, which was made on September 16, 2019, in the amount of R$ 179 million. The second became final on December 18, 2019, assuring to the Company: i) the right to recover undue payments made before the filing of the lawsuit, as well as during its processing, in the amount of R$ 280 million (R$ 185 million net of related expenses), and ii) the right to withdraw judicial deposits made during the course of this action, which was made on May 27, 2020, in the amount of R$ 189 million. The third became final on June 29, 2020, assuring to the Company: i) the right to recover undue payments made before the filing of the lawsuit, as well as during its processing, in the amount of R$ 147 million (R$ 135 million net of related expenses), and ii) the right to withdraw judicial deposits made during the course of this action in the amount of R$ 193 million.

On April 13, 2020, due to the economic moment strongly impacted by the pandemic caused by Covid-19, as well as the fact that the procedural legislation expressly provides the equivalence of cash and guarantee insurance, the subsidiary Gerdau Aços Longos SA requested the replacement of the amounts deposited by it over the years regarding the Inclusion of ICMS in the PIS and COFINS Calculation Base for a guarantee insurance presented by the Company, in the amount of R$ 1.7 billion, which complies with all the requirements established by the PGFN (Attorney General of the National Treasury) and can be converted into income at any time, ensuring that the Public Treasury receives all the amounts that may eventually be due at the end of the process.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2020

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

In the lower court decision, therefore, there was a decision to release the funds deposited by the Company. The Public Treasury appealed to the Court and obtained a decision reversing the release of the amounts. The Company then filed a complaint to settle differences between the decision issued by the Federal Judge, member of the 4th Specialized Panel of the Federal Regional Court of the 2nd Region, in the case files of process nº 50003743-37.2020.4.02.0000, and the jurisprudence of the Supreme Court (Theme nº 69). With an initially favorable injunction, the decision was later suspended to await the statement by the National Treasury regarding the fine for bad faith litigation applied to the Company. After the manifestation, which did not bring any additional element in relation to the fine for bad faith litigation applied, the Minister understood that the Complaint was not applicable due to the lack of exhaustion of ordinary channels.

Regarding the fine for bad faith litigation, applied due to the alleged attempt to mislead the Judiciary, the Company informs that it has always manifested itself in the file with procedural good faith and is confident that this will be clarified during the process.

IV) Eletrobrás Compulsory Loan — Centrais Elétricas Brasileiras S.A. (Eletrobrás)

The Compulsory Loan, instituted by the Brazilian government in order to expand and improve the energy sector of the country was charged and collected from industrial consumers with monthly consumption equal or greater than to 2000kwh through the “electricity bills” issued by the electric power distribution companies, was converted into credits to the taxpayers based on the annual value of these contributions made between 1977 and 1993. The legislation sets a maximum 20 years period to return the compulsory loan to the taxpayers, providing Eletrobrás the possibility of anticipating this return through the conversion of those loans in shares of its own issuance.

Prior to the conversion of the credits into shares, those credits were monetary corrected through an indexer and quantifier, called Standard Unit (SU). However, the compulsory loan was charged to the companies in their monthly electricity bills, consolidated during the year, and only indexed by the SU in January of the following year, resulting in a lack of monthly monetary correction during the years of collection, as well as interest. This procedure imputed to taxpayers’ considerable financial losses, particularly during the periods when the monthly inflation rates stood at high levels. In order to claim the appropriate interest and monetary correction subtracted by the methodology applied by Eletrobrás, the Company (understood to be legally entities existing at the time and that later became part of Gerdau S.A.) filed lawsuits claiming credits resulting from differences on the monetary correction of principal, interest, default interest and other accessory amounts owed by Eletrobrás due to the compulsory loans.

In 2015, cases involving representative amounts were definitively judged by the Superior Court of Justice - STJ favorable to the Company so that no further appeals against such decisions apply (“final judgment”). For claims with a final judgment, it yet remains the enforcement of ruling (or execution phase) where the actual amounts to be settled will finally be calculated. Obtaining favorable decisions represented by the final judgment mentioned above, suggests that an inflow of economic benefits may occur in the future.

The Company recognized in the 2nd quarter/2020 result, the amount of R$ 436 million (net of expenses incurred for its realization), corresponding to 4 processes that evolved into its closing and liquidation phase. Of this amount, R$ 206 million was already raised in court on July 3, 2020 and R$ 121 million were raised in court on September 29, 2020, and the remaining amounts are expected to be received by the Company over the next few months. Concomitantly with the aforementioned recognition, the Company, through its subsidiary Gerdau Hungria, recorded an obligation in the amount of R$ 113 million with the former controlling shareholders of then Corporación Sidenor, for its subsidiary at the time Aços Villares SA, which were linked to the solution of these Law Suit.

The Company still has other lawsuits pending before the Judiciary, dealing with the subject, with final and unappealable decisions on the merits, favorable to the Company, totaling approximately R$ 1,350 million. With regard to these processes, there are still substantial uncertainties on the timing, the way and the amount to be realized so that it is not yet practicable to reasonably determine that the realization of the gain arising from these decisions has reached a level of virtually certain and that the Company has control over such assets, which implies that such gains are not recorded until such conditions are demonstrably present.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2020

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 16 - RELATED-PARTY TRANSACTIONS

a)	Intercompany loans

	September 30, 2020	December 31, 2019
Assets
Joint Venture
Gerdau Corsa SAPI de C.V.	114,860	73,607
Diaco S.A.	974	-

Others
Fundação Gerdau	21,328	21,838
	137,162	95,445

	For the nine-month periods ended on
	September 30, 2020	September 30, 2019
Net financial income (loss)	6,246	2,657

b)	Operations with related parties

During the three-month period ended on September 30, 2020, the Company, through its subsidiaries, performed commercial operations with some of its associate companies and joint ventures in sales of R$ 254,670 (R$ 429,060 as of September 30, 2019) and purchases in the amount of R$ 57,244 as of September 30, 2020 (R$ 46,631 as of September 30, 2019). The net balance totals R$ 197,425 as of September 30, 2020 (R$ 382,429 as of September 30, 2019). During the nine-month period ended on September 30, 2020, the Company, through its subsidiaries, performed commercial operations with some of its associate companies and joint ventures in sales of R$ 582,493 (R$ 1,190,308 as of September 30, 2019) and purchases in the amount of R$ 133,876 as of September 30, 2020 (R$ 154,291 as of September 30, 2019). The net balance totals R$ 448,617 as of September 30, 2020 (R$ 1,036,017 as of September 30, 2019).

The Company and its subsidiaries carried out transactions with controlling shareholders referring to the sale of property in the amount of R$ 21,204 with receivement in six annual installments of R$ 3,534, adjusted by the positive variation of the IPCA. The first installment was already received in the quarter ended on September 30, 2020, with the accounts receivable of R$ 17,670 remaining as of September 30, 2020, which is fully guaranteed by means of personal guarantee. The decision about the buyer was made through a competitive market process that considered several potential buyers to whom the asset was presented, under the coordination of an independent specialized company. The sale price was determined based on independent valuations and carried out by professionals specialized in valuing tangible assets. As a conclusion of this process, the best proposal was recommended under the terms of the independent appraisal and, as it is a related party, it was approved by the Board of Directors, observing the terms of the Company's Related Party Transactions Policy. Additionally, the Company and its subsidiaries had revenues from rental agreement in the amount of R$ 129 and R$ 387 for the three and nine-month periods ended on September 30, 2020, respectively (R$ 138 and R$ 416 for the three and nine-month periods ended on September 30 ,2019, respectively).

Guarantees granted

Related Party	Relationship	Object	Original Amount	Maturity	Balance as of September 30, 2020	Balance as of December 31, 2019
Gerdau Corsa S.A.P.I. de C.V.	Joint-venture	Financing Agreements	1,750,249	Oct/22 - Oct/24	2,434,493	2,026,710
Gerdau Summit Aços Fundidos e Forjados S.A.	Joint-venture	Financing Agreements	130,164	Aug/25	32,699	37,285

c)	Price conditions and charges

Loan agreements between Brazilian companies carry interest based on the CDI (Interbank Deposit Certificate) and Libor rate plus exchange variance, when applicable. Sales of products and purchases of inputs are made under terms and conditions agreed between the parties.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2020

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

d)	Management compensation

The Company paid to its management salaries, benefits and variable compensation totaling R$ 10,934 for the three-month period ended on September 30, 2020 (R$ 9,069 for the three-month period ended on September 30, 2019) and R$ 22,663 for the nine-month period ended on September 30, 2020 (R$ 26,933 for the nine-month period ended on September 30, 2019). The contributions for the defined contribution plan, related to the management of the Company, totaled R$ 281 for the three-month period ended on September 30, 2020 (R$ 441 on September 30, 2019) and R$ 1,098 for the nine-month period ended on September 30, 2020 (R$ 1,246 on September 30, 2019).

The cost of long-term incentive plans recognized in income and attributable to key management (members of Board of Directors and executive officers) totaled R$ 6,038 during the three-month period ended on September 30, 2020, respectively (R$ 6,075 for the three-month period ended on September 30, 2019) and R$ 19,579 during the nine-month period ended on September 30, 2020 (R$ 17,926 for the nine-month period ended on September 30, 2019).

e)	Other information from related parties

Contributions to the assistance entities Fundação Gerdau, Instituto Gerdau and Fundação Ouro Branco, classified as related parties, amounted R$ 20,040 and R$ 71,256 in the three and nine-month periods ended on September 30, 2020, respectively (R$ 26,485 and R$ 68,742 in the three and nine-month periods ended September 30, 2019, respectively). The defined benefit pension plans and the post-employment health care benefit plan are related parties of the Company and the details of the balances and contributions have been presented in the Employee Benefits Note of the Company's annual Financial Statements.

NOTE 17 - OBLIGATIONS WITH FIDC - INVESTMENT FUND IN CREDIT RIGHTS

Part of the assets resulting from the favorable judgments of credits with Eletrobrás mentioned in Note 14 iv were used to set up a Non Standardized Credit Right Investment Fund, constituted and duly authorized to operate by the Securities and Exchange Commission of Brazil (“FIDC NP Barzel”), whose fair value at the FIDC Inception date was R$ 800 million. The single quota of this FIDC was sold in 2015 in the acquisition of minority interests transaction in subsidiaries of Gerdau S.A.

The Company assures the FIDC, through the transfer agreement price adjustments clause, minimum return on the transferred amount of the credits rights on the lawsuits. However, where the amounts received in the lawsuits exceed the transferred amount, monetarily adjusted, the Company will be entitled to a substantial percentage of that gain. Additionally, the Company has the right of first offer to repurchase those receivables in the event of sale by the Fund, in accordance to the contract subscribed, and has the amount of R$ 1,063,887 recognized in the account "Obligations with FIDC" as of September 30, 2020 (R$ 1,018,501 as of December 31, 2019).

NOTE 18 – EQUITY

a) Capital – The Board of Directors may, without need to change the bylaws, issue new shares (authorized capital), including the capitalization of profits and reserves up to the authorized limit of 1,500,000,000 common shares and 3,000,000,000 preferred shares, all without nominal value. In the case of capital increase through subscription of new shares, the right of preference shall be exercised in up to 30 days, except in the case of a public offering, when the limit is not less than 10 days.

Reconciliation of common and preferred outstanding shares is presented below:

	September 30, 2020		December 31, 2019
	Common shares	Preferred shares	Common shares	Preferred shares
Balance at the beginning of the period	571,929,945	1,127,010,827	571,929,945	1,124,233,755
Exercise of stock option	-	2,220,660	-	2,777,072
Balance at the end of the period	571,929,945	1,129,231,487	571,929,945	1,127,010,827

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2020

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

On September 30, 2020, 573,627,483 common shares and 1,146,031,245 preferred shares are subscribed and paid up, with a total capital of R$ 19,249,181 (net of share issuance costs). Ownership of the shares is presented below:

	Shareholders
	September 30, 2020						December 31, 2019
Shareholders	Common	%	Pref.	%	Total	%	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A.*	557,898,901	97.3	69,852,184	6.1	627,751,085	36.5	557,898,901	97.3	69,852,184	6.1	627,751,085	36.5
Brazilian institutional investors	3,243,502	0.5	236,694,833	20.6	239,938,335	14.0	3,068,614	0.5	241,698,143	21.1	244,766,757	14.2
Foreign institutional investors	3,240,049	0.6	420,077,661	36.7	423,317,710	24.6	3,875,655	0.7	427,735,548	37.3	431,611,203	25.1
Other shareholders	7,547,493	1.3	402,606,809	35.1	410,154,302	23.8	7,086,775	1.2	387,724,952	33.8	394,811,727	23.0
Treasury stock	1,697,538	0.3	16,799,758	1.5	18,497,296	1.1	1,697,538	0.3	19,020,418	1.7	20,717,956	1.2
	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0

*Metalurgica Gerdau S.A. is the controlling shareholder and Indac - Ind. Adm. e Com. Ltda is the ultimate controlling shareholder of the Company.

Preferred shares do not have voting rights and cannot be redeemed but have the same rights as common shares in the distribution of dividends and also priority in the capital distribution in case of liquidation of the Company.

b) Treasury stocks

Changes in treasury shares are as follows:

	September 30, 2020				December 31, 2019
	Common	R$	Preferred shares	R$	Common	R$	Preferred shares	R$
Balance at the beginning of the period	1,697,538	557	19,020,418	241,985	1,697,538	557	21,797,490	279,869
Exercise of stock option	-	-	(2,220,660)	(13,233)	-	-	(2,777,072)	(37,884)
Balance at the end of the period	1,697,538	557	16,799,758	228,752	1,697,538	557	19,020,418	241,985

These shares will be held in treasury for subsequent cancelling or will service the long-term incentive plan of the Company and its subsidiaries or subsequently sold on the market. The average acquisition cost of the treasury preferred shares was R$ 13.62.

c) Capital reserves - consists of premium on issuance of shares.

d) Retained earnings

I) Legal reserves - under Brazilian Corporate Law, the Company must transfer 5% of the annual net income determined on its statutory books in accordance with Brazilian accounting practices to the legal reserve until this reserve equals 20% of the paid-in capital. The legal reserve can be utilized to increase capital or to absorb losses but cannot be used for dividend purposes.

II) Tax incentive reserve - under Brazilian Corporate Law, the Company may transfer to this account part of net income resulting from government benefits which can be excluded from the basis for dividend calculation.

III) Investments and working capital reserve - consists of earnings not distributed to shareholders and includes the reserves required by the Company’s by-laws. The Board of Directors may propose to the shareholders the transfer of at least 5% of the profit for each year determined in its statutory books in accordance with accounting practices adopted in Brazil to this reserve. Amounts can be allocated to the reserve only after the minimum dividend requirements have been met and its balance cannot exceed the amount of paid-in capital. It is also recognized in this account the difference between the average amount of the treasury stocks and transactional value of the share in the case of stock option exercised and assignment of preferred shares. The reserve can be used to absorb losses, if necessary, for capitalization, for payment of dividends or for the repurchase of shares.

e) Operations with non-controlling interests - correspond to amounts recognized in equity for changes in non-controlling interests.

f) Other reserves - Includes gains and losses on net investment hedge, gains and losses on financial instruments accounted as cash flow hedge, cumulative translation adjustments, expenses recorded for stock option plans and actuarial gains and losses on postretirement benefits.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2020

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 19 – EARNINGS PER SHARE (EPS)

Basic

	For the three-month period ended on
	September 30, 2020			September 30, 2019
	Common	Preferred	Total	Common	Preferred	Total
	(in thousands, except share and per share data)			(in thousands, except share and per share data)
Basic numerator
Allocated net income available to Common and Preferred shareholders	264,100	521,441	785,541	96,243	189,386	285,629

Basic denominator
Weighted-average outstanding shares, after deducting the average of treasury shares	571,929,945	1,129,224,888		571,929,945	1,125,439,182

Earnings per share (in R$) – Basic	0.46	0.46		0.17	0.17

	For the nine-month period ended on
	September 30, 2020			September 30, 2019
	Common	Preferred	Total	Common	Preferred	Total
	(in thousands, except share and per share data)			(in thousands, except share and per share data)
Basic numerator
Allocated net income available to Common and Preferred shareholders	443,102	874,336	1,317,438	372,155	732,012	1,104,167

Basic denominator
Weighted-average outstanding shares, after deducting the average of treasury shares	571,929,945	1,128,541,176		571,929,945	1,124,958,547

Earnings per share (in R$) – Basic	0.77	0.77		0.65	0.65

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2020

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Diluted

	For the three-month period ended on
	September 30, 2020	September 30, 2019
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	521,441	189,386
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of the long term incentive plan	1,622	655
	523,063	190,041

Net income allocated to common shareholders	264,100	96,243
Less:
Adjustment to net income allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of the long term incentive plan	(1,622)	(655)

	262,478	95,588

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	571,929,945	571,929,945
Preferred Shares
Weighted-average number of preferred shares outstanding	1,129,224,888	1,125,439,182
Potential increase in number of preferred shares outstanding due to the long term incentive plan	10,513,327	11,633,151
Total	1,139,738,215	1,137,072,333

Earnings per share – Diluted (Common and Preferred Shares) - in R$	0.46	0.17

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2020

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

	For the nine-month period ended on
	September 30, 2020	September 30, 2019
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	874,336	732,012
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of the long term incentive plan	2,731	2,782
	877,067	734,794

Net income allocated to common shareholders	443,102	372,155
Less:
Adjustment to net income allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of the long term incentive plan	(2,731)	(2,782)

	440,371	369,373

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	571,929,945	571,929,945
Preferred Shares
Weighted-average number of preferred shares outstanding	1,128,541,176	1,124,958,547
Potential increase in number of preferred shares outstanding due to the long term incentive plan	10,545,954	12,781,249
Total	1,139,087,130	1,137,739,796

Earnings per share – Diluted (Common and Preferred Shares) - in R$	0.77	0.65

NOTE 20 – LONG-TERM INCENTIVE PLANS

Restricted Shares and Performance Shares Summary:

Balance as of January 01, 2019	14,261,501
Granted	2,647,995
Forfeited	(2,104,754)
Exercised	(1,786,335)
Balance on December 31, 2019	13,018,407
Granted	2,961,606
Forfeited/Canceled	(1,747,624)
Exercised	(1,847,235)
Quantity on September 30, 2020	12,385,154

The Company recognizes the cost of the long-term incentive plan through Restricted Shares and Performance Shares based on the fair value of the options granted on the grant date during the vesting period of each grant. The grace period for the year is 3 years for grants made as from 2017 and 5 years for grants made up to 2016. The costs with long-term incentive plans recognized in the income statement in the three-month period ended on September 30, 2020 was R$ 11,654 (R$ 14,712 on September 30, 2019) and the costs with long-term incentive plans recognized in the income statement in the nine-month period ended on September 30, 2020 was R$ 31,310 (R$ 34,426 on September 30, 2019).

As of September 30, 2020 the Company has a total of 16,799,758 preferred shares in treasury and, according to note 18, these shares may be used for serving this plan.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2020

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 21 – EXPENSES BY NATURE

The Company opted to present its Consolidated Statement of Income by function. As required by IAS 1, the Consolidated Statement of Income by nature is as follows:

	For the three-month periods ended		For the nine-month periods ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Depreciation and amortization	(647,106)	(501,986)	(1,815,264)	(1,534,623)
Labor expenses	(1,488,324)	(1,294,337)	(4,159,301)	(3,870,923)
Raw material and consumption material	(7,736,088)	(6,561,826)	(19,191,106)	(19,456,611)
Freight	(653,755)	(587,507)	(1,758,450)	(1,721,645)
Other expenses/income	(388,588)	(293,394)	(719,319)	(895,463)
	(10,913,861)	(9,239,050)	(27,643,440)	(27,479,265)

Classified as:
Cost of sales	(10,525,273)	(8,945,657)	(26,924,121)	(26,583,803)
Selling expenses	(130,900)	(115,783)	(347,856)	(358,551)
General and administrative expenses	(239,308)	(248,810)	(699,178)	(719,311)
Other operating income	135,114	159,720	798,393	307,561
Other operating expenses	(150,122)	(80,803)	(398,547)	(109,466)
Impairment of financial assets	(3,372)	(7,717)	(72,131)	(15,695)
	(10,913,861)	(9,239,050)	(27,643,440)	(27,479,265)

NOTE 22 – FINANCIAL INCOME

	For the three-month periods ended		For the nine-month periods ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Income from short-term investments	23,112	18,979	77,151	56,419
Interest income and other financial incomes	19,158	29,895	62,187	81,228
Financial income total	42,270	48,874	139,338	137,647

Interest on debts	(260,557)	(249,668)	(770,906)	(756,227)
Monetary variation and other financial expenses	(93,124)	(117,976)	(298,523)	(309,691)
Financial expenses total	(353,681)	(367,644)	(1,069,429)	(1,065,918)

Exchange variations, net	8,587	(234,450)	65,351	(292,854)
Gains and Losses on derivatives, net	(512)	(9,177)	208	(16,271)
Financial result, net	(303,336)	(562,397)	(864,532)	(1,237,396)

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2020

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 23 – SEGMENT REPORTING

Information by business segment:

	For the three-month periods ended
	Brazil Operation		North America Operation		South America Operation		Special Steels Operation		Eliminations and Adjustments		Consolidated
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Net sales	4,990,300	4,198,173	4,483,225	3,626,817	1,252,155	771,375	1,705,482	1,620,559	(209,054)	(286,095)	12,222,108	9,930,829
Cost of sales	(3,903,716)	(3,834,856)	(4,195,673)	(3,309,678)	(976,751)	(643,373)	(1,639,926)	(1,475,703)	190,793	317,953	(10,525,273)	(8,945,657)
Gross profit	1,086,584	363,317	287,552	317,139	275,404	128,002	65,556	144,856	(18,261)	31,858	1,696,835	985,172
Selling, general and administrative expenses	(140,057)	(136,831)	(122,006)	(112,184)	(26,209)	(24,825)	(43,148)	(42,604)	(38,788)	(48,149)	(370,208)	(364,593)
Other operating income (expenses)	9,480	60,486	33,378	16,626	625	(7,187)	10,711	640	(69,202)	8,352	(15,008)	78,917
Impairment of financial assets	3,439	1,346	(4,680)	(9,075)	(447)	(424)	(1,684)	436	-	-	(3,372)	(7,717)
Equity in earnings of unconsolidated companies	(413)	(231)	14,616	(13,874)	46,885	13,789	4,889	4,300	5,518	5,701	71,495	9,685
Operational income (Loss) before financial income (expenses) and taxes	959,033	288,087	208,860	198,632	296,258	109,355	36,324	107,628	(120,733)	(2,238)	1,379,742	701,464
Finacial result, net	(102,678)	(147,553)	(58,979)	(23,876)	(25,359)	(29,075)	(56,453)	(26,857)	(59,867)	(335,036)	(303,336)	(562,397)
Income (Loss) before taxes	856,355	140,534	149,881	174,756	270,899	80,280	(20,129)	80,771	(180,600)	(337,274)	1,076,406	139,067
Income and social contribution taxes	(219,641)	(43,740)	(30,241)	(38,960)	(65,838)	(27,719)	7,683	(17,442)	26,216	278,099	(281,821)	150,238
Net income (Loss)	636,714	96,794	119,640	135,796	205,061	52,561	(12,446)	63,329	(154,384)	(59,175)	794,585	289,305

Supplemental information:
Net sales between segments	165,604	242,144	7,874	8,668	-	-	35,576	35,283	-	-	209,054	286,095

Depreciation/amortization	297,306	236,422	198,609	144,231	34,899	28,912	116,292	92,421	-	-	647,106	501,986

Information by business segment:

	For the nine-month periods ended
	Brazil Operation		North America Operation		South America Operation		Special Steels Operation		Eliminations and Adjustments		Consolidated
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Net sales	11,965,795	12,064,897	12,427,931	11,281,167	2,505,515	2,350,976	4,035,700	5,304,956	(740,459)	(891,453)	30,194,482	30,110,543
Cost of sales	(10,060,575)	(10,581,361)	(11,573,802)	(10,150,659)	(2,041,245)	(1,991,994)	(3,955,553)	(4,794,437)	707,054	934,648	(26,924,121)	(26,583,803)
Gross profit	1,905,220	1,483,536	854,129	1,130,508	464,270	358,982	80,147	510,519	(33,405)	43,195	3,270,361	3,526,740
Selling, general and administrative expenses	(377,576)	(411,006)	(336,033)	(338,620)	(79,661)	(82,079)	(127,629)	(131,879)	(126,135)	(114,278)	(1,047,034)	(1,077,862)
Other operating income (expenses)	27,495	99,067	69,342	38,534	10,440	3,713	44,418	9,314	248,151	47,467	399,846	198,095
Impairment of financial assets	(29,890)	(6,414)	(34,956)	(7,166)	(1,353)	(916)	(5,932)	(1,199)	-	-	(72,131)	(15,695)
Equity in earnings of unconsolidated companies	(684)	(1,110)	(10,822)	(88,475)	65,684	52,287	7,442	5,719	16,275	16,905	77,895	(14,674)
Operational income (Loss) before financial income (expenses) and taxes	1,524,565	1,164,073	541,660	734,781	459,380	331,987	(1,554)	392,474	104,886	(6,711)	2,628,937	2,616,604
Finacial result, net	(310,501)	(393,032)	(138,628)	(73,149)	(37,253)	(100,639)	(156,443)	(73,422)	(221,707)	(597,154)	(864,532)	(1,237,396)
Income (Loss) before taxes	1,214,064	771,041	403,032	661,632	422,127	231,348	(157,997)	319,052	(116,821)	(603,865)	1,764,405	1,379,208
Income and social contribution taxes	(313,741)	(205,028)	(111,238)	(184,326)	(101,979)	(68,140)	43,757	(75,407)	50,054	268,375	(433,147)	(264,526)
Net income (Loss)	900,323	566,013	291,794	477,306	320,148	163,208	(114,240)	243,645	(66,767)	(335,490)	1,331,258	1,114,682

Supplemental information:
Net sales between segments	636,311	754,961	33,319	41,790	-	-	70,829	94,702	-	-	740,459	891,453

Depreciation/amortization	832,699	749,595	548,769	418,518	104,124	88,117	329,672	278,393	-	-	1,815,264	1,534,623

	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019
Investments in associates and jointly-controlled entities	10,789	11,472	863,837	681,807	1,068,081	748,392	221,052	224,201	145,817	146,527	2,309,576	1,812,399
Total assets	18,064,393	17,195,824	20,596,733	15,178,053	5,605,746	4,562,604	11,521,955	8,597,180	7,637,368	8,469,309	63,426,195	54,002,970
Total liabilities	5,086,329	4,686,686	5,263,412	4,506,771	1,276,210	996,876	1,791,176	1,604,885	18,515,765	15,034,625	31,932,892	26,829,843

The main products by business segment are:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2020

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Brazil Operation: rebar, bars, shapes, drawn products, billets, blooms, slabs, wire rod, structural shapes and iron ore.

North America Operation: rebar, bars, wire rod, light and heavy structural shapes.

South America Operation: rebar, bars and drawn products.

Special Steel Operation: stainless steel, round, square and flat bars, wire rod.

The column of eliminations and adjustments includes the elimination of sales between segments, corporate expenses, gains and losses on assets held for sale and sales of interest in subsidiaries, reversal of contingent liabilities, net, reversal of monetary update of contingent liabilities, net in the context of the Condensed Consolidated Interim Financial Statements.

The Company's geographic information with net sales classified according to the geographical region where the products were shipped is as follows:

Information by geographic area:

	For the three-month periods ended
	Brazil		Latin America (1)		North America (2)		Consolidated
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Net sales	5,431,263	4,458,475	1,525,548	1,105,873	5,265,297	4,366,481	12,222,108	9,930,829

(1) Does not include operations of Brazil

(2) Does not include operations of Mexico

Information by geographic area:

	For the nine-month periods ended
	Brazil		Latin America (1)		North America (2)		Consolidated
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Net sales	12,815,613	13,158,039	3,132,617	3,039,387	14,246,252	13,913,117	30,194,482	30,110,543

	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019
Total assets	25,721,078	26,124,159	6,394,727	5,781,527	31,310,390	22,097,284	63,426,195	54,002,970

(1) Does not include operations of Brazil

(2) Does not include operations of Mexico

IFRS require that the Company disclose the net sales per product unless the information is not available and the cost to obtain it would be excessive. Accordingly, management does not consider this information useful for its decision making process, because it would entail aggregating sales for different markets with different currencies, subject to the effects of exchange differences. Steel consumption patterns and the pricing dynamics of each product or group of products in different countries and different markets within these countries are poorly correlated, and thus the information would not be useful and would not serve to conclude on historical trends and progresses. In light of this scenario and considering that the information on net sales by product is not maintained on a consolidated basis and the cost to obtain net sales per product would be excessive compared to the benefits that would be derived from this information, the Company is not presenting the breakdown of net sales by product.

NOTE 24 – IMPAIRMENT OF ASSETS

The impairment test of goodwill and other long-lived assets is tested based on the analysis and identification of facts or circumstances that may involve the need to perform the impairment test. The Company performs impairment tests of goodwill and other long-lived assets, based on projections of discounted cash flows, which take into account assumptions such as: cost of capital, growth rate and adjustments applied to flows in perpetuity, methodology for working capital determination, investment plans, and long-term economic-financial forecasts.

To determine the recoverable amount of each business segment, the Company uses the discounted cash flow method, taking as basis, financial and economic projections for each segment. The projections are updated to take into consideration any observed changes in the economic environment of the market in which the Company operates, as well as premises of expected results and historical profitability of each segment.

The goodwill impairment test allocated to business segments is performed annually in December, also being performed at interim reporting dates if events or circumstances indicate possible impairment. In the nine-month period ended on September 30, 2020 due to the situation of the world economy resulting from the Covid-19 pandemic, the Company carried out an analysis of some assumptions of the last goodwill impairment test carried out in December 2019, notably placing stress scenarios in the cash flows of 2020 and 2021, as well as updating discount rates and book values. Based on the analysis of these assumptions, no material situations that indicate deterioration or material risk for the business were observed, so there was no indication to anticipate the goodwill impairment test to September 30, 2020.

Discount rates after income tax were updated taking into account available market information. The Company identifies different rates for each of the business segments in order to reflect the differences between the markets in which each segment operates, as well as the risks associated with them. The discount rates after income tax were: a) North America 10.00% (10.00% on December 31, 2019); b) Special Steels: 11.00% (10.50% on December 31, 2019); c) South America: 17.25% (14.25% on December 31, 2019); and d) Brazil: 12.25% (11.25% on December 31, 2019).

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2020

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

The discounted cash flows considering stress scenarios in the cash flows of 2020 and 2021 and updated discount rates, when compared with the book value of each segment would result in the recoverable value as shown below: a) North America: exceeded the book value by R$ 1,437 million (exceeded book value by R$ 2,690 million in 2019); b) South America: exceeded the book value by R$ 93 million (exceeded the book value by R$ 521 million in 2019); c) Special Steels: exceeded the book value by R$ 1,328 million (exceeded the book value by R$ 2,813 million in 2019); and d) Brazil: exceeded the book value by R$ 2,713 million (exceeded the book value by R$ 4,015 million in 2019).

Additionally, the Company carried out a sensitivity analysis of the discount rate and perpetuity growth rate using the analysis of the scenario described above, given its potential impacts on cash flows, where an increase of 0.5 percentage point in the cash flow discount rate for each segment would result in an recoverable amount exceeding the carrying amount as shown below: a) North America: exceeding the carrying amount by R$ 566 million (exceeding the carrying amount by R$ 1,884 million in 2019), b) Special Steels: exceeded the book value by R$ 779 million (exceeded the book value by R$ 2,207 million in 2019), c) South America: exceeded the book value by R$ 15 million (exceeded the book value by R$ 414 million in 2019); and d) Brazil: exceeded the book value by R$ 1,669 million (exceeded the book value by R$ 2,810 million in 2019).

On the other hand, a decrease of 0.5 % in the perpetuity growth rate of the cash flow of each business segment would result in a recoverable amount exceeding the book value as shown below: a) North America: exceeded the book value by R$ 802 million (exceeded the book value by R$ 2,098 million in 2019); b) Special Steels: exceeded the book value by R$ 940 million (exceeded the book value by R$ 2,369 million in 2019); c) South America: exceeded the book value by R$ 50 million (exceeded the book value by R$ 455 million in 2019); and d) Brazil: exceeded the book value by R$ 1,959 million (exceeded the book value by R$ 3,115 million in 2019).

The Company will maintain over 2020 its constant monitoring of the steel market in order to identify any deterioration, significant drop in demand from steel consuming sectors (notably automotive and construction), stoppage of industrial plants or activities relevant changes in the economy or financial market that result in increased perception of risk or reduction of liquidity and refinancing capacity. Although the projections made by the Company provide a challenging scenario, events that impact economic environment and business, if manifested in a greater intensity than that anticipated in the assumptions made by management, may lead the Company to revise its projections of value in use and eventually result in impairment losses.

NOTE 25 - SUBSEQUENT EVENTS

I) On October 7, 2020, the Administrative Council for Economic Defense (CADE) certified the final decision of the judgement performed on September 23, 2020, where its Plenary, by majority vote, approved the purchase transaction by the Company of Siderúrgica Latino-Americana SA (SILAT), located in Caucaia, State of Ceará.

II) On October 26, 2020, the Company proposed the anticipation of the mandatory minimum dividend on income of the current fiscal year, stipulated in its Bylaws, to be paid in the form of dividends, which will be calculated and credited on the shareholding interest owned on November 6, 2020, in the amount of R$ 204.1 million (R$ 0.12 per common and preferred share), with payment on November 18, 2020, which was submitted and approved by the Board of Directors on October 27, 2020.

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